Exhibit 99.1
T H I R D  Q U A R T E R  R E S U L T S
S E P T E M B E R  3 0, 2 0 0 7
H I G H L I G H T S
•
Pengrowth reported net income of $161.5 million ($0.66 per trust unit) in the third quarter of
2007 compared to net income of $271.7 million ($1.11 per trust unit) in the second quarter of 2007 and net income of $82.5 million ($0.51 per trust unit) in the third quarter of 2006.
•
During the third quarter 2007, Pengrowth generated cash flow from operating activities of approximately $217.6 million or $0.89 per trust unit. 2007 is shaping up to be strong year for
Pengrowth with cash flow from operating activities for the first nine months of the year at a record level of $604.0 million. This compares to $463.1 million for the same period in 2006.
•
During the third quarter 2007, distributions declared totaled $172.1 million ($0.70 per trust unit)
versus $184.3 million ($0.75 per trust unit) during the second quarter 2007 and $132.5 million
($0.75 per trust unit) in the third quarter of 2006. During the third quarter, Pengrowth reduced its monthly distribution by ten percent to Cdn $0.225 per trust unit for the October 15, 2007 distribution. The November 15, 2007 distribution was also declared at this level. The reduction is to provide additional funds for capital expenditures.
•
Daily production decreased four percent to 85,654 boe per day in the third quarter of 2007 compared to the second quarter of 2007. The slight decrease is mainly attributable to non-core property dispositions and natural declines. At this time, we have narrowed our estimate and currently anticipate average daily production in the range of 86,000 to 87,000 boe per day for full year 2007.
•
During the third quarter, Pengrowth continued to rationalize its asset base through a targeted disposition program of non-core assets including both legacy Pengrowth and newly acquired properties. Pengrowth has nearly completed the rationalization program for proceeds of approximately $450 million on a year to date basis, including about $170 million in the third quarter. We expect to close the final asset sales in the fourth quarter for an additional $25 million bringing total proceeds to approximately $475 million.
Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

PENGROWTH ENERGY TRUST - 2 -

Summary of Financial and Operating Results

	Three Months ended September 30			Nine Months ended September 30
(thousands, except per unit amounts)	2007	2006	% Change	2007	2006	% Change

INCOME STATEMENT
Oil and gas sales	$420,704	$287,757	46	$1,296,789	$863,185	50
Net income	$161,492	$82,542	96	$363,317	$258,993	40
Net income per trust unit	$0.66	$0.51	29	$1.48	$1.61	(8)

CASH FLOW
Cash flows from operating activities (1)	$217,630	$179,971	21	$604,019	$463,131	30
Cash flows from operating activities per trust unit	$0.89	$1.11	(20)	$2.46	$2.88	(15)

Distributions declared	$172,109	$132,513	30	$539,970	$373,412	45
Distributions declared per trust unit	$0.70	$0.75	(7)	$2.20	$2.25	(2)

Ratio of distributions declared over cash flows from operating activities* (2)	79%	74%	5	89%	81%	8

Capital expenditures	$65,713	$56,774	16	$213,965	$179,028	20
Capital expenditures per trust unit	$0.27	$0.35	(23)	$0.87	$1.11	(22)

Weighted average number of trust units outstanding	245,851	161,502	52	245,118	160,753	52

BALANCE SHEET
Working capital				$(99,291)	$(139,799)	(29)
Property, plant and equipment				$4,356,029	$2,556,802	70
Long term debt				$1,177,816	$459,910	156
Trust unitholders’ equity				$2,913,316	$1,888,365	54
Trust unitholders’ equity per trust unit				$11.84	$10.24	16

Currency (U.S.$/Cdn$) (closing rate at period end)				1.0052	0.8947	12

Number of trust units outstanding at period end				246,128	184,459	33

DAILY PRODUCTION
Crude oil (barrels)	24,903	20,651	21	26,473	20,750	28
Heavy oil (barrels)	7,205	5,272	37	7,079	5,054	40
Natural gas (mcf)	261,976	158,757	65	272,663	155,873	75
Natural gas liquids (barrels)	9,883	5,961	66	9,440	6,054	56
Total production (boe)	85,654	58,344	47	88,436	57,836	53

TOTAL PRODUCTION (mboe)	7,880	5,368	47	24,143	15,789	53

PRODUCTION PROFILE
Crude oil	29%	36%		30%	36%
Heavy oil	8%	9%		8%	9%
Natural gas	51%	45%		51%	45%
Natural gas liquids	12%	10%		11%	10%

AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per barrel)	$75.10	$72.61	3	$71.29	$69.49	3
Heavy oil (per barrel)	$47.30	$51.47	(8)	$44.19	$43.72	1
Natural gas (per mcf)	$6.67	$6.29	6	$7.41	$7.26	2
Natural gas liquids (per barrel)	$61.69	$60.76	2	$55.94	$59.30	(6)
Average realized price per boe	$53.34	$53.67	(1)	$53.68	$54.53	(2)

(1)	Prior year restated. See Note 1 to financial statements

(2)	Prior year restated to conform to presentation adopted in current year

*	See the section entitled “Non-GAAP Financial Measures”

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Summary of Trust Unit Trading Data

	Three Months ended				Nine Months ended
	September 30				September 30
(thousands, except per trust unit amounts)	2007		2006		2007		2006
TRUST UNIT TRADING (Class A)
PGH (NYSE)
High	$19.85	U.S.	$24.95	U.S.	$19.85	U.S.	$25.15	U.S.
Low	$16.25	U.S.	$18.90	U.S.	$15.82	U.S.	$18.90	U.S.
Close	$18.84	U.S.	$19.62	U.S.	$18.84	U.S.	$19.62	U.S.
Value	$346,987	U.S.	$603,978	U.S.	$1,224,699	U.S.	$1,257,186	U.S.
Volume	19,284		27,359		69,585		55,057

PGF.A (TSX) *
High	$—		$28.25		$—		$28.96
Low	$—		$24.95		$—		$24.20
Close	$—		$25.30		$—		$25.30
Value	$—		$110,607		$—		$192,056
Volume	—		4,297		—		7,351

TRUST UNIT TRADING (Class B)
PGF.B (TSX) *
High	$—		$27.25		$—		$27.25
Low	$—		$24.84		$—		$20.71
Close	$—		$25.31		$—		$25.31
Value	$—		$363,983		$—		$1,243,673
Volume	—		14,226		—		51,547

PGF.UN (TSX) *
High	$20.70		$26.11		$21.04		$26.11
Low	$16.92		$21.02		$16.92		$21.02
Close	$18.64		$21.94		$18.64		$21.94
Value	$524,546		$707,966		$1,830,836		$707,966
Volume	27,970		29,262		94,060		29,262

*	July 27, 2006, Pengrowth’s Class A trust units and Class B trust units were consolidated into a single class of trust units (with the exception of Class A trust units held by residents of Canada who provided an election), the Class A trust units were delisted from the Toronto Stock Exchange and the Class B trust units were renamed as Trust units and their trading symbol changed to PGF.UN.

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President’s Message
To our valued unitholders,
I am pleased to present the unaudited quarterly operating and financial results for the three months and nine months ended September 30, 2007. The third quarter of 2007 was characterized by a high level of achievement in our operations and a committed effort by our team members to maximize value for unitholders despite the current challenging business environment.
Key successes during the third quarter included:
•	The disposition program to rationalize our asset base is nearing completion. On a year to date basis, proceeds totaled approximately $450 million, including $170 million in the third quarter. We expect to close the final asset sales in the fourth quarter for an additional $25 million bringing total proceeds to approximately $475 million;

•	Production in the third quarter of 2007 increased 47 percent when compared to the third quarter of 2006 due primarily to the Esprit Trust, Carson Creek and CP properties acquisitions and contributions from ongoing development opportunities. Integration of the new properties has been successful and has led to new drilling opportunities;

•	Cost savings continue to be a focus area for the trust and our team members were challenged to a 120-day program to reduce costs and increase efficiencies and synergies wherever possible. Results have been encouraging and operating expenses have decreased twenty percent from the second quarter of 2007 or 17 percent on a per boe basis. The cash component of G&A for the third quarter of 2007 decreased 44 percent when compared to the second quarter of 2007. The decrease in G&A is mainly a result of the absence of any extraordinary or one-time costs that occurred during the first half of the year.

•	During the third quarter 2007, Pengrowth generated cash flow from operating activities of approximately $218 million or $0.89 per trust unit. 2007 is shaping up to be strong year for Pengrowth with cash flow from operating activities for the first nine months of the year at a record level of $604 million. This compares to $463 million for the same period in 2006.
Pengrowth Energy Trust was established in December 1988 and was one of the first Canadian energy trusts. For nearly nineteen years, I have had the opportunity to lead an ever-expanding team dedicated to increasing unitholder value. The trust has gone through significant periods of growth and change over its history while continuing to provide unitholders with superior returns and performance through our keen focus on prudent financial management and operational excellence.
It is clear that we have once again entered into another period of growth and change. This is apparent not only at the trust level but also within the environment in which we do business. In fact, I would venture to say that this is a pivotal moment in time for Pengrowth, for the trust sector and for the Canadian energy sector as a whole.
There are many challenges that we have had to face recently. The continued impact of the Canadian federal government’s decision to tax income trusts; the rise in the Canadian dollar versus its U.S. counterpart; sustained weakness in natural gas prices; rising costs and the proposed royalty changes by the province of Alberta have created an environment of uncertainty and to some degree slowing activity within the energy sector.
It has been just over one year since the Canadian federal government announced its proposal to apply a tax at the trust level on distributions where currently they are taxed only at the unitholder level (the “October 31 proposals”). The proposals were passed through the Canadian parliamentary system and are scheduled to commence in January 2011. As part of the proposals, the government also effectively eliminated any future conversions to a trust model and implemented growth guidelines for companies currently structured as a trust.
Market reaction to the proposals was both swift and negative. Although there has been some recovery apparent in the trust sector, we have continued to see an overhang. The impact of the October 31 proposals together with the increased strength of the Canadian dollar and the sustained weakness in natural gas prices can be seen in the one-year average total return in the energy trust sector at negative 16 percent.
Pengrowth has also been impacted by these factors but has performed in the top quartile of its peers during this period. The one-year total return for Pengrowth is negative four percent. Our relatively stronger performance can perhaps be attributed to the relative size of the trust, and more importantly, the high-quality nature of our asset base.

PENGROWTH ENERGY TRUST - 5 -

Returns for the trust sector since October 31, 2006	Pengrowth – Compound Annual Total Rates of Return

We have been working diligently with external advisors and completing extensive internal analysis of the impacts of the October 31 proposals and the alternative structures available to Pengrowth. These may include options such as:
•	Conversion to an exploration and production (E&P) company in part or in full;

•	Spin out an exploration company from part of our assets;

•	Move part or all of our assets to a U.S. Master Limited Partnership/Limited Liability Company structure; and

•	Privatization
We do not expect to make any significant changes to our corporate structure at this time. We continue to see value for unitholders over the next three years, as distributions remain protected from taxes at the trust level. In addition, other factors provide us with compelling rationale to take our time in considering any potential changes to our structure. These include the scarcity factor of Canadian high-yield income producing investments as well as the government’s lack of complete clarity in regards to the implementation of the October 31 proposals. Instead, we intend to continue to focus on the successful execution of our business strategy – to maintain a long term, sustainable business focused on paying distributions while maintaining a prudent development program. Our third quarter results reflect this focus and have met or slightly exceeded our internal expectations.
During the third quarter, we have continued to rationalize our asset base through a targeted disposition program. In late 2006 and early 2007, Pengrowth experienced a period of unparalleled growth due to the Esprit Trust, Carson Creek and ConocoPhillips (CP) properties acquisitions. Through a comprehensive review of our property portfolio, we were able to identify opportunities to realize value through the divestment of approximately 8,900 boe per day of current production and associated 29.5 million boe of proved plus probable reserves from non-core assets including both legacy Pengrowth and newly acquired properties.
Pengrowth has nearly completed the rationalization program for proceeds of approximately $450 million on a year to date basis, including proceeds of about $170 million in the third quarter. We expect to close the final asset sales in the fourth quarter for an additional $25 million bringing total proceeds to approximately $475 million. In July, Pengrowth closed the issuance of U.S. $400 million of 6.35 percent term notes maturing in 2017.  Pengrowth was able to successfully complete this long term debt offering before the recent turmoil in the debt markets.  Pengrowth issued the notes to a number of existing debt investors and was able to attract several new debt investors.  The proceeds from our asset rationalization program and the U.S. $400 million term notes were used to partially repay outstanding debt on Pengrowth’s bank credit facility and to fully repay the CP properties acquisition bridge facility.
At the end of third quarter 2007, Pengrowth’s net debt (excluding convertible debentures) was approximately $1.3 billion, a 14 percent reduction from the previous quarter. At September 30, 2007, Pengrowth maintained unutilized credit facilities of approximately $735 million, providing sufficient financial flexibility to pursue profitable growth opportunities and meet near term capital requirements.
We have continued to see unparalleled strength in WTI crude oil prices to recent all time highs of over U.S. $90.00 per barrel. Pengrowth’s balanced production profile has benefited from this increase, however, higher oil prices have not been able to fully offset lower natural gas prices that have ranged between U.S. $5.19 to $7.19 per mmbtu over the quarter and the continued strength in the Canadian dollar versus it’s U.S. counterpart. The Canadian dollar has risen above parity and is currently valued at approximately U.S. $1.05.

PENGROWTH ENERGY TRUST - 6 -

The strong Canadian dollar has reduced the prices we would otherwise receive for both natural gas and crude oil production. Canadian oil and gas producers’ pricing is based on U.S. commodity benchmarks and then converted to Canadian dollars. In addition costs are incurred in Canadian dollars and the currency effect essentially negates the impact of rising crude oil prices while magnifying the weakness in natural gas. The industry accepted relationship between natural gas and oil of 6,000 cubic feet to 1 barrel of oil appears to have become disconnected. Average price levels during the quarter reflected ratios of more than double. This can be seen in third quarter 2007 average realized prices of $50.40 per boe compared to the same period last year of $54.51 per boe before realized commodity risk management.

WTI Oil Price (U.S. $/bbl)	AECO Gas Price (Cdn $/bbl)	Exchange Rate (U.S. $/Cdn $)

The strong Canadian dollar has provided some benefit to the trust. Pengrowth has U.S. $600 million outstanding of term debt denominated in U.S. dollars.  Due to the strengthening Canadian dollar versus the U.S. dollar, Pengrowth has recorded an unrealized foreign currency exchange gain of $35.7 million in the quarter and $55.7 million in the nine-months ended September 30, 2007.  Since the date of the various issuances of term debt, Pengrowth has recorded a total foreign currency gain of $112.9 million at September 30, 2007.  In addition to this unrealized foreign currency exchange gain, Pengrowth pays interest in U.S. dollars on this term debt and the strengthening Canadian dollar versus the U.S. dollar has also resulted in a decrease in the Canadian equivalent amount of interest payments.
Pengrowth has also benefited from an active risk management program. As part of our financial management strategy, Pengrowth uses forward price swap and option contracts to manage its exposure to commodity price fluctuations and to provide a measure of stability to monthly cash distributions. Pengrowth has also historically employed commodity risk management strategies to partially secure the economic return on acquisitions. In conjunction with the CP properties acquisition completed in January 2007, the volume of commodity price risk management contracts and forward sales was increased.
Currently, we have approximately 42 percent of fourth quarter 2007 forecasted natural gas production hedged at Cdn $8.52 per mmbtu and 41 percent of fourth quarter 2007 forecasted liquid production hedged at Cdn $76.29 per barrel. In 2008, 94,700 mcf of natural gas per day has been hedged at Cdn $8.42 per mmbtu and 16,300 of liquids has been hedged at $75.60. For the first nine months ended September 30, 2007, the realized commodity risk management gain was $50.5 million versus a loss of $12.1 million in the same period during 2006. A significant portion of the gain was realized through our natural gas risk management program where a gain of $40.1 million was recorded in that commodity during the first nine months of the year. This contributed to partially offset weak natural gas prices.
Production during the third quarter decreased four percent to 85,654 boe per day when compared to the second quarter of 2007; mainly attributable to volume adjustments from the CP properties acquisition and the non-core property divestments. Production increased 47 percent when compared to the third quarter of 2006 due primarily to the Esprit Trust, Carson Creek and CP properties acquisitions and contributions from ongoing development opportunities. We currently anticipate full year production of 86,000 to 87,000 boe per day.
During the third quarter, Pengrowth’s development capital totaled $53 million with approximately 74 percent spent on drilling and completions, which included drilling 105 gross wells (46.2 net wells) with a success rate of 97 percent. We also actively sought out new opportunities to add to our undeveloped land position through the acquisition of 8,400 acres (6,280 net acres) at Crown land sales in Alberta and British Columbia. Pengrowth’s undeveloped land base now totals approximately 892,000 net acres providing the trust with a large drilling inventory for future development and the creation of farm out opportunities.
Pengrowth’s diversified asset base has been key for reducing risk and providing stable production. We have a large inventory of low-risk projects with a range of play types supplemented by a few higher-impact prospects. In essence, this provides us with an aggregate of opportunities for replacing production versus undue reliance on any one project. Integration of the new acquisitions is also beginning to lead to new opportunities. Drilling activities in the quarter included an operated well at Carson Creek North (87.5 percent working interest) which resulted in encouraging initial oil

PENGROWTH ENERGY TRUST - 7 -

rates of approximately 90 boe per day (gross) and a Mannville CBM well at Fenn Big Valley which is expected to be completed during the fourth quarter.
Pengrowth also continues to focus on its expertise in enhanced oil recovery programs, most notably with the CO2 pilot project at Judy Creek. The CO2 pilot began showing muted response during the third quarter and results have thus far been encouraging. Current plans are to continue with the alternating injection of CO2 for one month followed by water injection the next month. Results for the Judy Creek pilot are expected within 12 to 18 months. The potential of this technology could lead to incremental recovery of three to five percent of original oil in place in the Greater South Swan Hills area resulting in significant additions to reserves.
At Puskwa, we purchased a 3-D seismic survey over part of our acreage. As a result, we expect to drill two partner-operated wells (50 percent working interest) during the fourth quarter. This is potentially a high-impact opportunity for the trust and pending success, numerous potential follow-up locations have been identified.
During the first nine months of 2007, Pengrowth spent $194.3 million on development and optimization activities and currently anticipates capital expenditures for maintenance and development of approximately $275 million for 2007.
Operating costs for the first nine months of 2007 compared to the same period in 2006 have increased 77 percent or $132 million mainly due to the significant expansion the trust has experienced over the past year. As such, operating cost savings continue to be a focus area for the trust and our team members were challenged to a 120-day program to reduce costs and increase efficiencies and synergies wherever possible. Initiatives were undertaken in the following areas among others:
•	Optimizing processing between Judy Creek and Carson Creek as well as at Harmattan and Olds;

•	Reducing power consumption;

•	Standardizing maintenance procedures;

•	Utilizing increased purchasing power in procurements; and

•	Increasing well and facility uptime
Results thus far have been encouraging. Operating expenses have decreased 20 percent from the second quarter of 2007 or 17 percent on a per boe basis. Lower expenses related to the acquired CP properties were the primary reason for the decrease; however, the above initiatives also provided additional savings. As a result, we have decreased our full year outlook for operating expenses to approximately $405 million or $12.75 per boe.
Cash general and administrative (G&A) expenses increased approximately $15.7 million in the first nine months of 2007 compared to the same period of 2006, also mainly due to the increased size of the trust. The cash component of G&A for the third quarter of 2007 compared to the second quarter of 2007 decreased 44 percent. The decrease is mainly a result of the absence of any extraordinary or one-time costs that occurred during the first half of the year. On a per boe basis, total G&A is anticipated to be approximately $2.20 per boe, which includes management fees of approximately $0.40 per boe.
During the third quarter, Pengrowth reduced its monthly distribution by ten percent to Cdn $0.225 per trust unit for the October 15, 2007 distribution. The November 15, 2007 distribution was also declared at this level. The reduction was necessary to provide additional capital for our active development program. Oil and gas reserves are declining assets and in order to replace production and maintain long-term sustainability, it is essential that we reinvest capital to partially offset depletion from our producing properties.
Distribution levels are reviewed and set each month by the board based on a number of factors including overall market conditions and cash flow projections which incorporate production forecasts, oil and gas sales, capital spending and the current and forward market for crude oil and natural gas. Distributions may fluctuate in the future.
The ratio of distribution declared over cash flows from operating activities, what is more typically termed the “payout ratio” in the third quarter was 79 percent and for the first nine months of 2007, 89 percent. This ratio is slightly higher than our five-year average of 87 percent.
On October 25, 2007, Alberta’s provincial government unveiled its plan to update the province’s royalty structure. Currently, approximately 75 percent of Pengrowth’s production is derived from properties in Alberta and subject to royalties payable to the province. Throughout the royalty review process, Pengrowth’s objective was to take a constructive approach.

PENGROWTH ENERGY TRUST - 8 -

We were encouraged that the provincial government took the time to listen to industry comment and in response modified the panel’s original proposal in some areas. However, like anyone else, we make investment decisions based on the bottom line and we are still concerned that the government has not taken into account reduced drilling activity that is a likely result of increased costs and poor economic returns. The new royalty regime will have price and volume sensitivity. The maturity of Pengrowth’s assets, as is usual in an energy trust, leads us to having lower productivity wells on average when compared to the energy sector as a whole. This would reduce the impact of the new regime. In addition, the bulk of Pengrowth’s light sweet crude oil, that carries the brunt of the impact of the increased royalties, is produced under Enhanced Oil Recovery. It appears that the special royalty relief currently given to these projects will continue under the new royalty structure although we have not received any specific information to date. The government has indicated that all changes to the royalty structure are intended to take effect on January 1, 2009. In addition, the government is also initiating a review of all its systems, structure and resources related to the collection and reporting of energy royalties, as a result of a recent Auditor General’s report.
We are still studying the impact that this new framework will have on a well-by-well, field-by-field basis. We expect it will take us and the industry a suitable period of time to ensure we have studied the different scenarios. However, the bottom line appears to be that our costs will be increasing.
I understand that continued uncertainty in the Canadian political environment coupled with volatility in commodity prices and exchange rates has served to unsettle investors’ confidence in the Canadian energy sector. However, I would like to take this opportunity to assure our unitholders that we will continue to focus on the successful execution of our business strategy and will continue seeking out further development opportunities in our portfolio.
We fully believe that uncertainty in the marketplace creates change and opportunity. Momentum has been created and Pengrowth is well-positioned for further success. We draw considerable insight from the experience and counsel of our board of directors and benefit from the increased strength of our leadership team which welcomed two new members during the third quarter.
Jim Donihee was appointed Vice President and Chief of Staff. In this new position, Mr. Donihee has direct responsibility for Information Systems, Public and Government Affairs, Human Resources and Facilities Management. In addition, Mr. Donihee is tasked with continuing to improve on overall organizational efficiencies as well as the integration and synergy opportunities available to Pengrowth following our recent acquisition driven growth.
Robert Nicolay was appointed Vice President, Business Development, Pengrowth Management Limited. In his new position, Mr. Nicolay will have broad responsibilities for the operating and business development activities of Pengrowth Management Limited, including the identification of value-added activities and transactions related to the energy sector.
In conclusion, I would like to say that Pengrowth remains a strong and viable investment opportunity. Pengrowth’s high-quality assets combined with our ability to attract and retain outstanding talent have allowed us to capitalize on the extensive opportunities available to the trust as we move forward. I wish to thank the 641 people who make up our Pengrowth team for the solid results recorded during the quarter. Pengrowth has a strong 18 year history in creating value for our unitholders and providing above average returns. Our team has consistently worked with innovation, expertise and commitment on behalf of our unitholders and this remains an underlying source of strength for Pengrowth.

James S. Kinnear
Chairman, President and Chief Executive Officer
November 1, 2007

PENGROWTH ENERGY TRUST - 9 -

Management’s Discussion and Analysis
The following Management’s Discussion and Analysis (MD&A) of financial results should be read in conjunction with the interim unaudited consolidated financial statements for the nine months ended September 30, 2007 and the audited consolidated financial statements for the year ended December 31, 2006 of Pengrowth Energy Trust and is based on information available to November 1, 2007.
Frequently Recurring Terms
For the purposes of this MD&A, we use certain frequently recurring terms as follows: the “Trust” refers to Pengrowth Energy Trust, the “Corporation” refers to Pengrowth Corporation, “Pengrowth” refers to the Trust and its subsidiaries and the Corporation on a consolidated basis and the “Manager” refers to Pengrowth Management Limited.
Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “boe” refers to barrels of oil equivalent, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “gj” refers to gigajoule and “mmbtu” refers to million British thermal units.
Advisory Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance” “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2007 production, production additions from Pengrowth’s 2007 development program, the impact on production of divestitures in 2007, royalty obligations, 2007 operating expenses, future income taxes, goodwill, asset retirement obligations, taxability of distributions, remediation and abandonment expenses, capital expenditures, new head office expenses, general and administration expenses, proceeds from the disposal of properties and the impact of the proposed changes to the Canadian tax legislation. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms and our ability to add production and reserves through our development and exploitation activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on

PENGROWTH ENERGY TRUST - 10 -

our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
Critical Accounting Estimates
As discussed in Note 1 to the financial statements, the financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended.
The amounts recorded for depletion, depreciation and amortization of injectants and the provision for asset retirement obligations, goodwill and future taxes are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. As required by National Instrument 51-101 (NI 51-101) Standards of Disclosure for Oil and Gas Activities, Pengrowth uses independent qualified reserve evaluators in the preparation of reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods. The amounts recorded for the fair value of risk management contracts and the unrealized gains or losses on the change in fair value are based on estimates. These estimates can change significantly from period to period.
Non-GAAP Financial Measures
This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP.
Historically, we used non-GAAP measures such as funds generated from operations, funds generated from operations per trust unit, distributable cash, distributable cash per trust unit and payout ratio because we believe they facilitate the understanding of the results of our operations and financial position. In response to guidance from The Canadian Institute of Chartered Accountants (CICA) and the Canadian Securities Administrators (CSA), we are now using the GAAP measure cash flow from operating activities instead of funds generated from operations. The principal difference is that cash flow from operating activities includes changes in non-cash working capital.
Distributions can be compared to cash flow from operating activities in order to determine the amount of distributions financed through debt or short term borrowing. The current level of capital expenditures funded through retained cash can also be determined when it is compared to the difference in cash provided by operating activities and distributions paid in the financing section of the Statement of Cash Flows.
Conversion and Currency
When converting natural gas to equivalent barrels of oil within this MD&A. Pengrowth uses the industry standard of six thousand cubic feet to one barrel of oil equivalent. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice. All amounts are stated in Canadian dollars unless otherwise specified.
OVERVIEW
Pengrowth generated cash flow from operating activities for the third quarter of 2007 of $217.6 million, a 13 percent decrease from the previous quarter. Lower volumes and natural gas prices more than offset higher oil and natural gas liquids prices, lower operating expenses due to efficiencies and the reduction of integration costs associated with completed acquisitions, royalties and general and administrative expenses. For the nine months ended September 30, 2007, cash flow from operating activities was $604.0 million, a 30 percent increase from the prior year. Additional volumes primarily from the Carson Creek and Esprit Trust acquisitions made in the last half of 2006 and the ConocoPhillips (CP) properties acquisition made in early 2007 were partially offset by higher operating expenses, royalties, and general and administrative expenses.
The strengthening Canadian dollar has impacted various aspects of our business.  As crude oil prices are typically quoted in U.S. dollars, the rising crude prices have been offset by the rising Canadian dollar.  However, as Pengrowth’s commodity risk management activities are settled in Canadian dollars and many were entered into when the U.S. dollar

PENGROWTH ENERGY TRUST - 11 -

was much stronger, we have realized more Canadian revenue than had the risk management been conducted in U.S. dollars.  Additionally, although not a cash flow item, Pengrowth’s net income reflects significant unrealized gains on our U.S.$600 million of senior unsecured notes, realizing a $36 million unrealized gain in the third quarter of 2007.
RESULTS OF OPERATIONS
This MD&A contains the results of Pengrowth Energy Trust and its subsidiaries.
Production
Average daily production decreased four percent to 85,654 boe per day in the third quarter of 2007 compared to the second quarter of 2007. The slight decrease is primarily attributable to non-core property divestments, natural declines and prior period adjustments. In comparison to the third quarter of 2006, average daily production increased approximately 47 percent. In addition to the volumes from the CP properties acquisition, the increase is largely due to the Carson Creek and Esprit Trust acquisitions which were completed late in the third quarter and in the fourth quarter of 2006, respectively, and contributions from ongoing development activities. Daily production for the first nine months of 2007 increased approximately 53 percent compared to the same period of 2006. This is primarily due to the previously mentioned acquisitions made in the third and fourth quarters of 2006 and in January 2007.
At this time, Pengrowth anticipates 2007 full year production of 86,000 to 87,000 boe per day. This estimate reflects expected divestitures during the year of approximately 8,900 boe per day of production at the time of sale. The above estimate excludes the impact from any potential future acquisitions.
Daily Production

	Three months ended			Nine months ended
	Sept 30, 2007	June 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Light crude oil (bbls)	24,903	27,083	20,651	26,473	20,750
Heavy oil (bbls)	7,205	7,254	5,272	7,079	5,054
Natural gas (mcf)	261,976	280,667	158,757	272,663	155,873
Natural gas liquids (bbls)	9,883	8,519	5,961	9,440	6,054

Total boe per day	85,654	89,633	58,344	88,436	57,836

Light crude oil production decreased eight percent in the third quarter of 2007 compared to the second quarter of 2007. This decrease was primarily due to power outages in the Judy Creek area and non-core property divestments. Production volumes increased 21 percent in the third quarter of 2007 compared to the third quarter of 2006 and 28 percent for the first nine months of 2007 compared to the same period in 2006. This increase is mainly a result of the addition of approximately 7,100 bbls per day for the third quarter and 8,200 bbls per day for the first nine months from the CP properties, Esprit and Carson Creek acquisitions that more than offset natural production declines.
Heavy oil production remained stable in the third quarter of 2007 compared to the second quarter of 2007 and increased 37 percent compared to the third quarter of 2006. Production increased 40 percent in the first nine months of 2007 versus the same period of 2006. Additional volumes from the Jenner property acquired as part of the CP properties acquisition were partially offset by production declines and property divestments.
Natural gas production decreased seven percent compared to the second quarter of 2007. None-core property divestments and lower sales volumes at Judy Creek due to higher miscible flood injections were the main reasons for the decrease. Third quarter production increased 65 percent compared to the third quarter of 2006 due to additional volumes from the CP Properties, Esprit Trust and Carson Creek acquisitions and the Sable Offshore Energy Project (SOEP) compression project, partially offset by natural production decline. Production for the first nine months of 2007 increased 75 percent from the same period of 2006 due largely to the previously mentioned factors.
Natural gas liquids (NGLs) production increased 16 percent versus the second quarter of 2007. The main reason for the increase was higher NGL recovery at Judy Creek compared to the second quarter of 2007 and one additional condensate lift at SOEP. Compared to the third quarter of 2006, production is up approximately 66 percent due to additional volumes from the Esprit Trust, Carson Creek and CP properties acquisitions and one additional lift of condensate at SOEP in 2007. Production for the first nine months of 2007 increased 56 percent largely due to the acquisitions.

PENGROWTH ENERGY TRUST - 12 -

Pricing and Commodity Risk Management
Compared to the prior quarter, higher U.S. dollar benchmark prices for crude oil and liquids were offset by lower natural gas market prices and the strengthening of the Canadian (Cdn) dollar.
As part of our financial management strategy, Pengrowth uses forward price swap and option contracts to manage its exposure to commodity price fluctuations, to provide a measure of stability to monthly cash distributions and to partially secure returns on significant new acquisitions. Thus, in conjunction with the CP properties acquisition, Pengrowth increased the volume of commodity price risk management contracts. As of September 30, 2007, Pengrowth has committed approximately 18,000 bbls per day, 14,300 bbls per day and 2,000 bbls per day of crude oil and 92,400 mcf per day, 94,700 mcf per day and 24,500 mcf per day of natural gas for the remainder of 2007, 2008 and 2009, respectively. Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $7 million change in the value of the crude contracts. Similarly, each Cdn $0.50 per mcf change in future natural gas prices would result in approximately Cdn $26 million change in the value of the natural gas contracts. The potential changes in the value of the contracts would directly affect net income through the unrealized amounts booked to the statement of income (loss) during the period. The effect on cash flows will be recognized separately upon realization of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when the contract is settled. Pengrowth hedges the Canadian dollar exchange rate at the same time that it hedges any U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.
In prior periods, hedge accounting was followed for commodity risk management contracts entered into prior to May 2006 and therefore fair valuation and recording of these contracts was not required by GAAP. Pengrowth has not designated currently outstanding commodity contracts as hedges for accounting purposes and therefore must record these contracts on the balance sheet at their fair value and recognize changes in fair value on the statement of income as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuates, however, these non-cash amounts do not impact Pengrowth’s operating cash flows. Realized commodity risk management gains or losses are recorded in oil and gas sales on the statement of income.
Average Realized Prices

	Three months ended			Nine months ended
(Cdn$)	Sept 30, 2007	June 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Light crude oil (per bbl)	76.87	69.61	75.53	69.85	72.04
after realized commodity risk management	75.10	71.81	72.61	71.29	69.49
Heavy oil (per bbl)	47.30	43.52	51.47	44.19	43.72
Natural gas (per mcf)	5.54	7.41	6.22	6.87	7.21
after realized commodity risk management	6.67	7.61	6.29	7.41	7.26
Natural gas liquids (per bbl)	61.69	56.42	60.76	55.94	59.30

Total (per boe)	50.40	53.10	54.51	51.59	55.30
after realized commodity risk management	53.34	54.39	53.67	53.68	54.53

Benchmark prices
WTI oil (U.S.$ per bbl)	75.25	64.98	70.54	66.20	68.21
AECO spot gas (Cdn$ per gj)	5.32	6.99	5.72	6.46	6.82
NYMEX gas (U.S.$ per mmbtu)	6.16	7.55	6.66	6.83	7.47
Currency (U.S.$/Cdn$)	0.96	0.90	0.89	0.91	0.88

Realized Commodity Risk Management Gains (Losses)

	Three months ended			Nine months ended
	Sept 30, 2007	June 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Light crude oil ( $ millions)	(4.1)	5.5	(5.5)	10.4	(14.4)
Light crude oil ( $ per bbl)	(1.77)	2.20	(2.92)	1.44	(2.55)

Natural gas ($ millions)	27.2	5.1	1.0	40.1	2.3
Natural gas ($ per mcf)	1.13	0.20	0.07	0.54	0.05

Combined ($ millions)	23.1	10.6	(4.5)	50.5	(12.1)
Combined ($ per boe)	2.94	1.29	(0.84)	2.09	(0.77)

Commodity price contracts in place at September 30, 2007 are detailed in Note 13 to the consolidated financial statements. Additionally, the fair value of the outstanding contracts has been recorded on the balance sheet as a net asset of $51.4 million at period end. An unrealized gain of $14.3 million resulting from the change in fair value from

PENGROWTH ENERGY TRUST - 13 -

January 1 to September 30, 2007 has been recognized on the statement of income (January 1 to September 30, 2006 – $16.6 million gain). An unrealized gain of $18.6 million resulting from the change in fair value from July 1 to September 30, 2007 has been recognized on the statement of income (July 1 to September 30, 2006 – $20.0 million gain).
Oil and Gas Sales – Contribution Analysis
The following table includes the impact of realized commodity risk management activity.

($ millions)	Three months ended						Nine months ended
	Sept 30,	% of	June 30,	% of	Sept 30,	% of	Sept 30,	% of	Sept 30,	% of
Sales Revenue	2007	total	2007	total	2006	total	2007	total	2006	total

Light crude oil	172.0	41	177.0	40	137.9	48	515.2	40	393.6	46
Natural gas	160.8	38	194.3	44	91.9	32	551.3	42	309.1	36
Natural gas liquids	56.1	13	43.8	10	33.3	11	144.2	11	98.0	11
Heavy oil	31.4	8	28.6	6	24.9	9	85.4	7	60.3	7
Brokered sales/sulphur	0.4	—	0.3	—	(0.2)	—	0.7	—	2.2	—

Total oil and gas sales	420.7		444.0		287.8		1,296.8		863.2

Oil and Gas Sales – Price and Volume Analysis
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales, including the impact of realized commodity risk management activity, for the third quarter of 2007 compared to the second quarter of 2007.

($ millions)	Light oil	Natural gas	NGL	Heavy oil	Other	Total

Quarter ended June 30, 2007	177.0	194.3	43.8	28.6	0.3	444.0
Effect of change in product prices	16.6	(45.1)	4.8	2.5	—	(21.2)
Effect of change in sales volumes	(12.1)	(10.7)	7.6	0.1	—	(15.1)
Effect of change in realized commodity risk management activities	(9.6)	22.1	—	—	—	12.5
Other	0.1	0.2	(0.1)	0.2	0.1	0.5

Quarter ended September 30, 2007	172.0	160.8	56.1	31.4	0.4	420.7

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales, including the impact of realized commodity risk management activity, for the first nine months of 2007 compared to the same period of 2006.

($ millions)	Light oil	Natural gas	NGL	Heavy oil	Other	Total

Period ended September 30, 2006	393.6	309.1	98.0	60.3	2.2	863.2
Effect of change in product prices	(15.8)	(25.3)	(8.6)	0.9	—	(48.8)
Effect of change in sales volumes	112.6	229.9	54.8	24.2	—	421.5
Effect of change in realized commodity risk management activities	24.8	37.8	—	—	—	62.6
Other	—	(0.2)	—	—	(1.5)	(1.7)

Period ended September 30, 2007	515.2	551.3	144.2	85.4	0.7	1,296.8

Processing and Other Income

	Three months ended			Nine months ended
($ millions)	Sept 30, 2007	June 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Processing, interest & other income	6.8	5.0	4.7	16.5	12.6
$ per boe	0.85	0.62	0.88	0.68	0.80

Processing, interest and other income is primarily derived from fees charged for processing and gathering third party gas, road use and oil and water processing.
This income represents the partial recovery of operating expenses reported separately.

PENGROWTH ENERGY TRUST - 14 -

Royalties

	Three months ended			Nine months ended
($ millions)	Sept 30, 2007	June 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Royalty expense	68.3	84.0	57.8	233.9	168.4
$ per boe	8.67	10.30	10.77	9.69	10.67

Royalties as a percent of sales	16.2%	18.9%	20.1%	18.0%	19.5%
Royalties include Crown, freehold and overriding royalties as well as mineral taxes. The royalty rate for both the third quarter of 2007 and the first nine months of 2007 is lower than the same periods in 2006 primarily from the inclusion of the CP properties which have a lower average royalty rate. Additionally, the third quarter of 2007 includes favourable adjustments including a $3.7 million refund for the overpayment of royalties at SOEP upon the finalization of the 2006 annual royalty return and a one time credit of $1.6 million for reducing sulphur emissions at Judy Creek.
The outlook for 2007 is that royalties will average approximately 19 percent of Pengrowth’s sales.
Operating Expenses

	Three months ended			Nine months ended
($ millions)	Sept 30, 2007	June 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Operating expenses	89.6	112.1	58.8	302.7	170.8
$ per boe	11.38	13.74	10.94	12.54	10.82

Operating expenses decreased 20 percent from the second quarter of 2007 or 17 percent on a per boe basis. Lower expenses related to the acquired CP properties were the primary reason for the decrease. Expenses for the third quarter of 2007 compared to the same period of 2006 increased $31 million. Operating expenses related to the CP properties ($12 million), Esprit Trust ($14 million), and Carson Creek ($3 million) acquisitions accounted for 94 percent of the increase. Operating expenses for the first nine months of 2007 compared to the same period of 2006 increased 77 percent or $132 million. The increase is due to the CP properties, Esprit Trust, Carson Creek and Dunvegan acquisitions ($118 million). In addition, increased operations personnel, higher maintenance at Swan Hills and Weyburn and a planned maintenance shutdown at Quirk Creek in June 2007 were partly offset by lower utility costs at Tangleflags and Nipisi.
Operating expenses include costs incurred to earn processing and other income which are reported separately.
Pengrowth expects total operating expenses for 2007 of approximately $405 million or $12.75 per boe.
Net Operating Expenses

	Three months ended			Nine months ended
($ millions)	Sept 30, 2007	June 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Net operating expenses	82.8	107.0	54.1	286.2	158.2
$ per boe	10.53	13.12	10.06	11.86	10.02

Included in the table above are operating expenses net of the previously reported processing and other income.
Transportation Costs

	Three months ended			Nine months ended
($ millions)	Sept 30, 2007	June 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Light oil transportation	1.2	0.8	0.5	2.4	1.5
$ per bbl	0.49	0.34	0.26	0.33	0.26
Natural gas transportation	2.5	2.3	1.3	7.0	3.8
$ per mcf	0.10	0.09	0.09	0.09	0.09

Pengrowth incurs transportation costs for its product once the product enters a feeder or main pipeline to the title transfer point. The transportation cost is dependant upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody. Oil transportation costs increased in the third quarter of 2007 compared to the second quarter due to a full quarter of additional transportation incurred related to the CP properties. Pengrowth began marketing oil from the CP properties in June 2007. Pengrowth has the option to sell some of its natural gas directly to premium markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its

PENGROWTH ENERGY TRUST - 15 -

natural gas without incurring significant additional transportation costs. Similarly, Pengrowth has elected to sell approximately 65 percent of its crude oil at market points beyond the wellhead but at the first major trading point, requiring minimal transportation costs.
Amortization of Injectants for Miscible Floods

	Three months ended			Nine months ended
($ millions)	Sept 30, 2007	June 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Purchased and capitalized	7.4	5.9	7.9	18.0	25.2
Amortization	8.5	8.6	8.8	26.6	25.3

The cost of injectants (primarily natural gas and ethane) purchased for injection in miscible flood programs is amortized equally over the period of expected future economic benefit. The cost of injectants purchased in 2006 and 2007 is amortized over a 24 month period. As of September 30, 2007, the balance of unamortized injectant costs was $26.7 million.
The amount purchased and capitalized was lower in the first nine months of 2007 compared to the same period in 2006 due to the timing of the program. It is expected that the program will require additional injectants in upcoming quarters and therefore higher amounts will be purchased. The value of Pengrowth’s proprietary injectants is not recorded as an asset or a sale; the cost of producing these injectants is included in operating expenses.
Operating Netbacks
There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude, heavy oil, natural gas and natural gas liquids production.
Pengrowth recorded an average operating netback of $32.66 per boe in the third quarter of 2007 compared to $29.56 per boe in the second quarter of 2007 and $30.82 per boe for the third quarter of 2006. The increase over the second quarter of 2007 is mainly due to lower operating costs and royalties partially offset by lower natural gas prices. The increase over the third quarter of 2006 is mainly due to lower royalties partially offset by higher operating expenses and slightly lower heavy oil prices. The decrease from the nine months ended September 30, 2006 to the same period of 2007 is a result of lower combined commodity prices and higher operating costs which are partially offset by lower royalties.
The sales price used in the calculation of operating netbacks is after realized commodity risk management.

	Three months ended			Nine months ended
Combined Netbacks ($ per boe)	Sept 30, 2007	June 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Sales price	53.34	54.39	53.67	53.68	54.53
Other production income	0.05	0.04	(0.06)	0.03	0.13

	53.39	54.43	53.61	53.71	54.66
Processing, interest and other income	0.85	0.62	0.88	0.68	0.80
Royalties	(8.67)	(10.30)	(10.77)	(9.69)	(10.67)
Operating expenses	(11.38)	(13.74)	(10.94)	(12.54)	(10.82)
Transportation costs	(0.46)	(0.39)	(0.33)	(0.39)	(0.34)
Amortization of injectants	(1.07)	(1.06)	(1.63)	(1.10)	(1.60)

Operating netback	32.66	29.56	30.82	30.67	32.03

	Three months ended			Nine months ended
Light Crude Netbacks ( $ per bbl)	Sept 30, 2007	June 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Sales price	75.10	71.81	72.61	71.29	69.49
Other production income	0.13	0.08	(0.19)	0.08	0.31

	75.23	71.89	72.42	71.37	69.80
Processing, interest and other income	0.77	0.34	0.60	0.47	0.56
Royalties	(10.65)	(11.90)	(12.19)	(10.81)	(10.21)
Operating expenses	(16.44)	(14.77)	(13.20)	(14.74)	(12.09)
Transportation costs	(0.49)	(0.34)	(0.26)	(0.33)	(0.26)
Amortization of injectants	(3.69)	(3.51)	(4.61)	(3.68)	(4.46)

Operating netback	44.73	41.71	42.76	42.28	43.34

PENGROWTH ENERGY TRUST - 16 -

	Three months ended			Nine months ended
Heavy Oil Netbacks ($ per bbl)	Sept 30, 2007	June 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Sales price	47.30	43.52	51.47	44.19	43.72
Processing, interest and other income	0.50	0.18	0.38	0.29	0.31
Royalties	(6.90)	(5.33)	(6.27)	(5.84)	(4.24)
Operating expenses	(9.43)	(15.37)	(16.28)	(12.63)	(15.51)

Operating netback	31.47	23.00	29.30	26.01	24.28

	Three months ended			Nine months ended
Natural Gas Netbacks ($ per mcf)	Sept 30, 2007	June 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Sales price	6.67	7.61	6.29	7.41	7.26
Other production income	—	—	—	—	0.01

	6.67	7.61	6.29	7.41	7.27

Processing, interest and other income	0.19	0.16	0.23	0.17	0.21
Royalties	(0.92)	(1.47)	(1.34)	(1.36)	(1.61)
Operating expenses	(1.48)	(2.15)	(1.38)	(1.89)	(1.52)
Transportation costs	(0.10)	(0.09)	(0.09)	(0.09)	(0.09)

Operating netback	4.36	4.06	3.71	4.24	4.26

	Three months ended			Nine months ended
NGLs Netbacks ($ per bbl)	Sept 30, 2007	June 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Sales price	61.69	56.42	60.76	55.94	59.30
Royalties	(18.82)	(17.53)	(21.84)	(16.78)	(21.93)
Operating expenses	(10.96)	(13.57)	(10.26)	(12.11)	(9.69)

Operating netback	31.91	25.32	28.66	27.05	27.68

Interest
Interest expense decreased nine percent to $19.6 million in the third quarter from $21.6 million in the second quarter of 2007. Interest expense increased $12.5 million from $7.1 million from the third quarter of 2006, reflecting a higher average debt level resulting from the CP properties and Esprit Trust acquisitions combined with higher interest rates and standby fees in the quarter. Approximately half of Pengrowth’s outstanding long term debt as at September 30, 2007 incurs interest expense payable in U.S. dollars and therefore remains subject to fluctuations in the U.S. dollar exchange rate.
General and Administrative (G&A) Expenses

	Three months ended			Nine months ended
($ millions)	Sept 30, 2007	June 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Cash G&A expense	8.3	14.7	6.8	38.1	22.4
$ per boe	1.05	1.81	1.27	1.58	1.42
Non-cash G&A expense	0.4	1.5	0.9	3.6	2.8
$ per boe	0.05	0.18	0.17	0.15	0.18

Total G&A	8.7	16.2	7.7	41.7	25.2
Total G&A ($ per boe)	1.10	1.99	1.44	1.73	1.60

The cash component of G&A for the third quarter of 2007 compared to the second quarter of 2007 decreased 44 percent. The second quarter included $1.4 million related to the transition services contract fee associated with the CP properties acquisition which finished on May 31, 2007, $1.5 million relating to the trust unit award plan which ended on June 30, 2007 and $0.7 million for the annual general meeting expenses. Cash G&A increased $15.7 million in the first nine months of 2007 compared to the same period of 2006. This is due to additional salaries and benefits primarily resulting from additional staff acquired in the recent acquisitions, the CP transition services fee ($3.0 million), legal fees associated with ongoing litigation ($1.8 million) and professional fees associated with tax matters ($0.9 million), higher rent and other professional fees.
The non-cash component of G&A represents the compensation expense associated with Pengrowth’s long term incentive programs including trust unit rights and deferred entitlement units. The decrease in the non-cash G&A in the third quarter compared to the second quarter of 2007 is due to lower Long Term Incentive Program (LTIP) expenses. The increase in the first nine months of 2007 versus the same period in 2006 is due to the expense resulting from granting more trust units under our LTIP to the increased number of employees from recent acquisitions.

PENGROWTH ENERGY TRUST - 17 -

Management Fees

	Three months ended			Nine months ended
($ millions)	Sept 30, 2007	June 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Management Fee	2.8	3.0	3.0	9.0	10.6
$ per boe	0.36	0.37	0.56	0.37	0.67

Commencing July 1, 2006, for the remaining three year term, the maximum fees payable to the Manager are limited to 60 percent of the fees that would have been payable under the original agreement or $12 million plus certain expenses, whichever is lower. The current agreement expires on June 30, 2009 and does not contain a further right of renewal.
Taxes
In determining its taxable income, the Corporation deducts payments made to the Trust, effectively transferring the income tax liability to unitholders thus reducing the Corporation’s taxable income to nil. Under the Corporation’s current distribution policy, at the discretion of the Board, funds can be withheld to fund future capital expenditures, repay debt or other corporate purposes. In the event cash withholdings increased sufficiently, the Corporation could become subject to taxation on a portion of its income in the future. This can be mitigated through various options including the issuance of additional trust units, increased tax pools from additional capital spending, modifications to the distribution policy or potential changes to the corporate structure.
The CP properties acquisition resulted in Pengrowth recording an additional future tax liability of $309.8 million, representing the difference between the tax basis and the fair value assigned to the acquired assets.
Bill C-52 Budget Implementation Act 2007
On October 31, 2006, the Minister of Finance announced legislative tax proposals which modify the taxation of certain flow-through entities including mutual fund trusts and their unitholders (the “October 31 Proposals”). The October 31 Proposals apply to a specified investment flow-through (SIFT) trust and apply a tax at the trust level on distributions of certain income from such SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. These distributions will be treated as dividends to the trust unitholders.
On March 19, 2007, the Government of Canada tabled in Parliament Bill C-52 Budget Implementation Act 2007 which contains the October 31 Proposals. As of June 22, 2007, Bill C-52 received Royal Assent thereby legislating the October 31 Proposals.
Pengrowth believes that it is characterized as a SIFT trust and, as a result, is subject to the October 31 Proposals. The October 31 Proposals are to apply commencing January 1, 2007 for all SIFT trusts that begin to be publicly traded after October 31, 2006 and commencing January 1, 2011 for all SIFT trusts that were publicly traded on or before October 31, 2006. Subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion, it is expected that Pengrowth will not be subject to the October 31 Proposals until January 1, 2011.
Under the previous provisions of the Tax Act, Pengrowth could generally deduct in computing its income for a taxation year any amount of income that it distributes to unitholders in the year and, on that basis, Pengrowth was generally not liable for any material amount of tax.
Pursuant to the October 31 Proposals, commencing January 1, 2011, (subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion), Pengrowth will not be able to deduct certain of its distributed income (referred to as specified income). Pengrowth will become subject to a distribution tax on this specified income at a special rate estimated to be 31.5 percent.
Pengrowth may lose the benefit of the four year grandfathering period if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of $4.8 billion on October 31, 2006 as follows: 40 percent for the period November 1, 2006 to December 31, 2007, 20 percent for each of 2008, 2009 and 2010. Unused portions may be carried forward until December 31, 2010. It is anticipated that the issuance of 21,100,000 trust units on December 8, 2006 for proceeds of $461 million will constitute a portion of the 40 percent normal growth limit for the period ending on December 31, 2007.
Pursuant to the October 31 Proposals, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital.

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Future Income Taxes
Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the third quarter of 2007, Pengrowth recorded a future tax reduction of $37.5 million. Since the October 31 Proposals have received Royal Assent, the tax legislation is considered “substantively enacted” under Canadian accounting guidelines. As a result, we have recorded a future income tax reduction of approximately $52.2 million for the nine months ending September 30, 2007, resulting from the tax basis of the assets in the Trust exceeding their book basis.
Other non-recurring items contributing to the consolidated reduction include the asset disposition program ($80.6 million) and tax rate reduction ($10.0 million).
Depletion, Depreciation and Accretion

	Three months ended			Nine months ended
($ millions)	Sept 30, 2007	June 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Depletion and depreciation	157.5	163.1	83.5	483.1	222.4
$ per boe	19.99	20.00	15.56	20.01	14.09
Accretion	6.2	6.5	4.5	19.2	11.7
$ per boe	0.79	0.79	0.84	0.80	0.74

Depletion and depreciation of property, plant and equipment is provided on the unit of production method based on total proved reserves. The increase in 2007 rates for depletion and depreciation and accretion is due to the inclusion of the property, plant and equipment from the CP properties, Carson Creek and Esprit Trust acquisitions, over the applicable periods.
Pengrowth’s Asset Retirement Obligations (ARO) liability increased due to acquisitions and by the amount of accretion, which is a charge to net income over the lifetime of the producing oil and gas assets.
Asset Retirement Obligations
The total future ARO is estimated by management based on estimated costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has estimated the net present value of its total ARO to be $320.3 million as at September 30, 2007 (December 31, 2006 — $255.3 million), based on a total escalated future liability of $1,986 million (December 31, 2006 – $1,530 million). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2035 and 2054. A credit adjusted risk free rate of eight percent and an inflation rate of two percent per annum were used to calculate the net present value of the ARO.
Capital Expenditures
During the first nine months of 2007, Pengrowth spent $194.3 million on development and optimization activities. The largest expenditures were at Judy Creek ($23.9 million), Twining ($13.5 million), Swan Hills ($12.4 million), Carson Creek ($10.1 million), Weyburn ($9.3 million), Tangleflags ($8.9 million), SOEP ($6.1 million), Monogram ($5.7 million), Bodo ($4.9 million) and Wildmint ($4.7 million).

	Three months ended			Nine months ended
($ millions)	Sept 30, 2007	June 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Geological and geophysical	1.8	2.3	0.5	7.6	2.8
Drilling and completions	39.1	36.6	42.2	153.3	133.5
Plant and facilities	10.7	2.6	9.4	22.9	30.3
Land purchases	1.4	2.9	4.7	10.5	12.4

Development capital	53.0	44.4	56.8	194.3	179.0
Other capital	12.7	5.1	0.0	19.7	0.0
Total capital expenditures	65.7	49.5	56.8	214.0	179.0

Business acquisitions	0.4	0.6	475.6	923.7	475.6

Property acquisitions	—	—	(1.7)	—	52.4
Proceeds on property dispositions	(163.1)	(197.3)	2.0	(435.1)	(15.8)

Net capital expenditures and acquisitions	(97.0)	(147.2)	532.7	702.6	691.2

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Pengrowth currently anticipates capital expenditures for maintenance and development of approximately $275 million for 2007 and $25 million for other capital including leasehold improvements (net of tenant leasehold inducements), furniture and equipment for its new head office building.
Acquisitions and Dispositions
Pengrowth completed asset sales for proceeds of approximately $169 million ($163 million net of adjustments) in the third quarter of 2007 and $451 million ($435 million net of adjustments) for the first nine months of 2007. Pengrowth expects to realize additional proceeds of approximately $25 million bringing the total gross proceeds for 2007 to approximately $476 million from non-core property dispositions.
Working Capital
The working capital deficiency decreased by $50.6 million from $149.9 million at December 31, 2006 to $99.3 million at September 30, 2007. Most of the reduction in the working capital deficiency is attributable to a decrease in accounts payable and distributions payable to unitholders.
Pengrowth frequently operates with a working capital deficiency as a result of the fact that distributions related to two production months of operating income are payable to unitholders at the end of any month, but only one month of production is still receivable.  For example, at the end of August, distributions related to July and August production months were payable on September 15 and October 15 respectively.  July’s production revenue, received on August 25, is temporarily applied against Pengrowth’s term credit facility until the distribution payment on September 15.
Financial Resources and Liquidity
Pengrowth’s capital structure is as follows:

	As at	As at	As at
	September 30	December 31	September 30
($ thousands)	2007	2006	2006
Term credit facilities	483,000	257,000	132,000
Senior unsecured notes	694,816	347,200	327,910
Working capital deficit	98,036	140,563	120,727
Note payable	—	—	20,000
Bank indebtedness	1,255	9,374	(928)

Net debt excluding convertible debentures	1,277,107	754,137	599,709

Convertible debentures	75,055	75,127	—

Net debt including convertible debentures	1,352,162	829,264	599,709

Trust unitholders’ equity	2,913,316	3,049,677	1,888,365

Net debt excluding convertible debentures as a percentage of total book capitalization	30.5%	19.8%	24.1%
Net debt including convertible debentures as a percentage of total book capitalization	31.7%	21.4%	24.1%

12 months trailing cash flow from operating activities	695,256	554,368	659,719

Net debt excluding convertible debentures to cash flow from operating activities	1.8	1.4	0.9
Net debt including convertible debentures to cash flow from operating activities	1.9	1.5	0.9

The $523 million increase in net debt excluding convertible debentures from December 31, 2006 is attributable to the funds borrowed for the CP properties acquisition and Pengrowth’s capital program. The net debt to cash flow is higher in the first nine months of 2007 compared to the same period in 2006 as a result of the increased debt levels associated with the CP properties, Esprit Trust and Carson Creek acquisitions and 12 months trailing cash flow from operating activities not including a full 12 month contribution from the acquired assets.
Capital spending and acquisitions may be funded by the excess of cash flows from operating activities over distributions declared, through additional debt or the issuance of equity. The credit facilities and other sources of cash are expected to be sufficient to meet Pengrowth’s near term capital requirements and provide the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices could impact our access to bank credit facilities and our ability to fund operations, maintain distributions and pursue profitable growth opportunities.

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At September 30, 2007, Pengrowth maintained a $1.2 billion term credit facility and a $35 million operating line of credit. These facilities were reduced by drawings of $483 million and by $16 million in letters of credit outstanding at quarter end. Pengrowth remains well positioned to fund its 2007 development program and to take advantage of acquisition opportunities as they arise. At September 30, 2007, Pengrowth had approximately $735 million available to draw from its credit facilities.
On July 26, 2007, Pengrowth closed a U.S. $400 million offering of notes issued on a private placement basis in the United States. The private placement consists of 6.35 percent notes due in 2017. The notes are unsecured and rank equally with Pengrowth’s bank facilities and existing term notes.
Pengrowth does not have any off balance sheet financing arrangements.
Pengrowth’s U.S. $600 million senior unsecured notes, pound sterling denominated £50 million senior unsecured notes and the credit facilities have certain financial covenants, which may restrict the total amount of Pengrowth’s borrowings. The calculation for each ratio is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are different between the credit facilities and the senior unsecured notes and some of the covenants are summarized below:
1.	Total senior debt should not be greater than three times Earnings Before Income Taxes Depreciation and Amortization (EBITDA) for the last four fiscal quarters

2.	Total debt should not be greater than 3.5 times EBITDA for the last four fiscal quarters

3.	Total senior debt should be less than 50 percent of total book capitalization

4.	EBITDA should not be less than four times interest expense
In the event that Pengrowth enters into a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may also make certain pro forma adjustments in calculating the financial covenant ratios.
The actual loan documents are filed on SEDAR as “Other” or “Material document”. As at September 30, 2007, Pengrowth was in compliance with all its financial covenants. Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan may result in other loans to also be in default. In the event that Pengrowth was not in compliance with any one of the financial covenants in its credit facility or senior unsecured notes, Pengrowth would be in default of one or more of its loans and would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.
As a result of the October 2, 2006 business combination with Esprit Trust, Pengrowth assumed all of Esprit Trust’s 6.5 percent convertible unsecured subordinated debentures (the “debentures”). The debentures were originally issued on July 28, 2005 with interest paid semi-annually in arrears on June 30 and December 31 of each year. Each $1,000 principal amount of debentures is convertible at the option of the holder at any time into fully paid Pengrowth trust units at a conversion price of $25.54 per trust unit. The debentures mature on December 31, 2010. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. As at September 30, 2007, the principal amount of debentures outstanding was $74.7 million.

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Cash Flows and Distributions
The following table provides cash flows from operating activities, net income and distributions declared with the excess (shortfall) over distributions and the ratio of distributions declared over cash flows from operating activities:

($ thousands, except per trust unit amounts)	Three months ended			Nine months ended
	Sept 30, 2007	June 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Cash flows from operating activities (1)	217,630	249,960	179,971	604,019	463,131

Net Income	161,492	271,659	82,542	363,317	258,993

Distributions declared	172,109	184,327	132,513	539,970	373,412
Distributions declared per trust unit	0.70	0.75	0.75	2.20	2.25

Excess (shortfall) of cash flows from operating activities over distributions declared	45,521	65,633	47,458	64,049	89,719
Per trust unit	0.19	0.27	0.29	0.26	0.56

Excess (shortfall) of net income over distributions declared	(10,617)	87,332	(49,971)	(176,653)	(114,419)
Per trust unit	(0.04)	0.36	(0.31)	(0.72)	(0.71)

Ratio of distributions declared over cash flows from operating activities	79%	74%	74%	89%	81%

(1)	Prior year restated, see Note 1 to financial statements
Distributions typically exceed net income as a result of non-cash expenses such as unrealized losses on commodity contracts, depletion, depreciation, and amortization, future income tax expense, trust unit based compensation and accretion. These non-cash expenses result in a reduction to net income, with no impact to cash flow from operating activities. Pengrowth’s goal is to maximize cash distributions on a per trust unit basis to our unitholders over time while enhancing the value of our trust units. Accordingly, we expect that distributions will exceed net income in most periods. In most periods, we would not expect distributions to exceed cash flows from operating activities. In the event distributions exceed cash flows from operating activities, the shortfall would be funded by available bank facilities. The most likely circumstance for this to occur would be where there is a significant negative impact to working capital during the reporting period. Notwithstanding the fact that distributions may not exceed cash flow from operating activities in most periods, the surplus cash flow is not sufficient to fund the capital spending required to fully replace production. Accordingly, we believe our distributions include a return of capital.
As a result of the depleting nature of Pengrowth’s oil and gas assets, some level of capital expenditures is required to minimize production declines while other capital is required to optimize facilities.  Capital spending and acquisitions may be funded by the excess of cash flows from operating activities over distributions declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating cash flows from operating activities. Current capital spending is not adequate to replace production or reserves which could impact future distributions. Pengrowth has no restrictions on the payment of its distributions other than maintaining its financial covenants and ratios in the various debt facilities. Pengrowth has historically paid distributions at a level that includes a portion which is a return of capital to its investors while giving investors the option to re-invest with the Trust. From time to time Pengrowth may issue additional trust units to fund capital programs that exceed the amount withheld. Investors can elect to participate in any new equity issuance and the distribution re-investment program. Cash flow from operations does not include any provision for future expenditures required to fully abandon and remediate Pengrowth’s oil and gas properties.
Cash flows from operating activities are derived from producing and selling oil, natural gas and related products. As such, cash flow from operating activities is highly dependent on commodity prices. Pengrowth entered into forward commodity contracts to fix the commodity price and mitigate price volatility on a portion of its 2007, 2008 and 2009 sales volumes. Details of commodity contracts are contained in Note 13 to the financial statements.
The board of directors and management regularly review the level of distributions. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Pursuant to the Royalty Indenture, the board can establish a reserve for certain items including up to 20 percent of the Corporation’s gross revenue to fund various costs including future capital expenditures, royalty income in any future period and future abandonment costs. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain

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current levels of distributions and distributions can and may fluctuate in the future. The possibility of suspending distributions in the near future is remote.
During the third quarter, Pengrowth reduced the distribution level by ten percent to Cdn $0.225 per trust unit for the October 15, 2007 distribution. The November 15, 2007 distribution was also declared at this level. The reduction is to provide additional funds for capital expenditures.
Cash distributions are generally paid to unitholders on or about the 15th day of the second month following the month of production. Pengrowth paid $0.75 per trust unit as cash distributions during the third quarter of 2007.
The following is a summary of recent monthly distributions and future key dates:

Ex-Distribution	Record Date	Distribution	Distribution Amount	US $
Date *		Payment Date	per Trust Unit	Amount**

December 27, 2006	December 29, 2006	January 15, 2007	$0.25	$0.21
January 30, 2007	February 1, 2007	February 15, 2007	$0.25	$0.21
February 27, 2007	March 1, 2007	March 15, 2007	$0.25	$0.21
March 28, 2007	March 30, 2007	April 15, 2007	$0.25	$0.22
April 27, 2007	May 1, 2007	May 15, 2007	$0.25	$0.23
May 30, 2007	June 1, 2007	June 15, 2007	$0.25	$0.24
June 27, 2007	June 29, 2007	July 15, 2007	$0.25	$0.24
July 27, 2007	July 31, 2007	August 15, 2007	$0.25	$0.24
August 29, 2007	August 31, 2007	September 15, 2007	$0.25	$0.24
September 26, 2007	September 28, 2007	October 15, 2007	$0.225	$0.23
October 30, 2007	November 1, 2007	November 15, 2007	$0.225	$0.23
November 29, 2007	December 3, 2007	December 15, 2007

To benefit from the monthly cash distribution, unitholders must purchase or hold trust units prior to the ex-distribution date.
** Before applicable withholding taxes.
Taxability of Distributions
At this time, Pengrowth anticipates that approximately 90 to 95 percent of 2007 distributions will be taxable to Canadian residents. This estimate is subject to change depending on a number of factors including, but not limited to, the level of commodity prices, acquisitions, dispositions, and new equity offerings.
The following discussion relates to the taxation of Canadian unitholders only. Cash distributions are comprised of a return of capital portion which is tax deferred and return on capital portion which is taxable income. The return of capital portion reduces the cost base of a unitholders’ trust units for purposes of calculating a capital gain or loss upon ultimate disposition.
Distributions paid to U.S. residents are treated as partnership income and are currently subject to a 15 percent withholding tax on income by the Canadian government. On September 21, 2007, Canada and the United States signed the fifth protocol of the Canada-United States Tax Convention which proposes to increase the amount withheld by the Canadian government from 15 percent to 25 percent on distributions of income. The increase will become effective no earlier than January 1, 2010. Residents of the U.S. should consult their individual tax advisors on the impact of any withholding tax and changes to the tax. For additional tax information relating to non-residents, please refer to our website www.pengrowth.com.

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Summary of Quarterly Results
The following table is a summary of quarterly results for 2007, 2006 and 2005.

2007	Q1	Q2	Q3

Oil and gas sales ($000’s)	432,108	443,977	420,704
Net income/(loss) ($000’s)	(69,834)	271,659	161,492
Net income/(loss) per trust unit ($)	(0.29)	1.11	0.66
Net income/(loss) per trust unit – diluted ($)	(0.29)	1.10	0.66
Cash flow from operating activities ($000’s)	136,429	249,960	217,630
Actual distributions declared ($000’s)	183,534	184,327	172,109
Actual distributions declared per trust unit ($)	0.75	0.75	0.70
Daily production (boe)	90,068	89,633	85,654
Total production (mboe)	8,106	8,157	7,880
Average realized price ($ per boe)	53.30	54.39	53.34
Operating netback ($ per boe)	29.87	29.56	32.66

2006	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	291,896	283,532	287,757	350,908
Net income ($000’s)	66,335	110,116	82,542	3,310
Net income per trust unit ($)	0.41	0.69	0.51	0.01
Net income per trust unit – diluted ($)	0.41	0.68	0.51	0.01
Cash flow from operating activities ($000’s)	156,360	126,800	179,971	91,237
Actual distributions declared ($000’s)	120,302	120,597	132,513	185,651
Actual distributions declared per trust unit ($)	0.75	0.75	0.75	0.75
Daily production (boe)	58,845	56,325	58,344	77,614
Total production (mboe)	5,296	5,126	5,368	7,141
Average realized price ($ per boe)	55.04	54.91	53.67	49.24
Operating netback ($ per boe)	31.44	33.94	30.82	24.17

2005	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	239,913	253,189	304,484	353,923
Net income ($000’s)	56,314	53,106	100,243	116,663
Net income per trust unit ($)	0.37	0.34	0.63	0.73
Net income per trust unit – diluted ($)	0.37	0.34	0.63	0.73
Cash flow from operating activities ($000’s)	136,420	126,086	158,976	196,588
Actual distributions declared ($000’s)	105,998	110,268	109,853	119,858
Actual distributions declared per trust unit ($)	0.69	0.69	0.69	0.75
Daily production (boe)	59,082	57,988	58,894	61,442
Total production (mboe)	5,317	5,277	5,418	5,653
Average realized price ($ per boe)	44.97	47.79	56.07	62.55
Operating netback ( $ per boe)	27.70	29.26	33.94	38.81
Production has increased over the quarters as a result of the acquisitions completed by Pengrowth and internal development activities over these periods. Oil and gas sales have increased along with the increase in production. Changes in commodity prices have also impacted oil and gas sales but have been partially muted by risk management activity. Net income increased in 2005 along with the higher oil and gas sales. Net income in 2006 and 2007 has been impacted by non-cash charges, in particular depletion, depreciation and accretion and future taxes. Cash flow has not been impacted by these charges and the level of distributions has been reasonably stable over these periods.
Business Risks
The amount of distributions available to unitholders and the value of Pengrowth trust units are subject to numerous risk factors. As the trust units allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:
• The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political stability.

PENGROWTH ENERGY TRUST - 24 -
• The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.
• Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.
• Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation including implementation of the October 31 Proposals governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth trust units.
• Changes to the royalty regime in Alberta were announced on October 25, 2007. The full details required to accurately assess the impact are not known at this time but could reduce future cash flows, reserve valuations and unitholder returns.
• Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.
• Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.
• Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on Pengrowth’s success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets. Additional uncertainty with new legislation may limit access to capital or increase the cost of raising capital.
• Increased competition for properties will drive the cost of acquisitions up and expected returns from the properties down.
• A significant portion of our properties are operated by third parties. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.
• Increased activity within the oil and gas sector has increased the cost of goods and services and makes it more difficult to hire and retain professional staff.
• Changing interest rates influence borrowing costs and the availability of capital.
• Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth trust units.
• Inflation may result in escalating costs which could impact unitholder distributions and the value of Pengrowth trust units.
• Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs.
• The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions, and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units.
These factors should not be considered to be exhaustive. Additional risks are outlined in the AIF of the Trust available on SEDAR at www.sedar.com.
Recent Developments
Distributions paid to U.S. residents are treated as partnership income and are currently subject to a 15 percent withholding tax on income by the Canadian government. On September 21, 2007, Canada and the United States signed the fifth protocol of the Canada-United States Tax Convention which proposes to increase the amount withheld by the

PENGROWTH ENERGY TRUST - 25 -
Canadian government from 15 percent to 25 percent on distributions of income. The increase will become effective no earlier than January 1, 2010. Residents of the U.S. should consult their individual tax advisors on the impact of any withholding tax and changes to the tax. For additional tax information relating to non-residents, please refer to our website www.pengrowth.com.
Subsequent Events
Subsequent to quarter end, Alberta’s provincial government unveiled its plan on October 25, 2007 to update the province’s royalty structure. The government has indicated that all changes to the royalty structure are intended to take effect January 1, 2009. Currently, approximately 75 percent of Pengrowth’s production is derived from properties in Alberta and subject to royalties payable to the province. If the recommendations were implemented in their current form, it would negatively impact our cash flows from operating activities, operating netbacks and possibly reserve estimates as well as the viability of some operations and future investment opportunities. At this time, there is insufficient detail provided by the government, particularly how it affects enhanced oil recovery projects such as Judy Creek, for Pengrowth to fully assess the impact of the new royalty structure on the company.
Subsequent to September 30, 2007, Pengrowth has entered into a series of fixed price commodity sales contracts with third parties that are detailed in Note 16 to the financial statements.
Outlook
At this time, Pengrowth has narrowed its average 2007 production guidance to between 86,000 to 87,000 boe per day from our existing properties. This estimate takes into account the expected divestiture during 2007 of approximately 8,900 boe per day production at the time of sale and scheduled shutdowns at Quirk Creek, Harmattan and SOEP during the fourth quarter. The above estimate excludes the impact from other future acquisitions.
Following the integration of the CP properties, we are decreasing our full year outlook for operating costs for 2007 to approximately $405 million or $12.75 per boe. On a per boe basis, G&A is anticipated to be approximately $2.20 per boe, which includes management fees of approximately $0.40 per boe.
Pengrowth currently anticipates capital expenditures for maintenance and development opportunities at existing properties of approximately $275 million for 2007. Two thirds of the 2007 program is expected to be spent on the drilling program and the remainder of the budget is expected to be spent on facility maintenance and optimization and land and seismic purchases. In addition to the 2007 development capital program, Pengrowth expects to invest $25 million for leasehold improvements (net of tenant leasehold inducements), furniture and equipment for its new head office building.
Recent Accounting Pronouncements
Effective January 1, 2007, Pengrowth prospectively adopted new Canadian accounting standards relating to financial instruments. The impacts of adopting the new standards are reflected in Pengrowth’s current quarter results and prior year comparative financial statements have not been restated. While the new rules resulted in changes to how Pengrowth accounts for its financial instruments and comparability with prior periods, there were no material impacts on Pengrowth’s current quarter financial results. For a description of the new accounting rules and the impact on Pengrowth’s financial statements of adopting such rules, including the impact on Pengrowth’s deferred financing charges, long term debt and deferred foreign exchange gains, see Note 1 to the unaudited interim financial statements for the quarter ending September 30, 2007.
New Canadian accounting recommendations for capital disclosures have been issued which will require additional disclosure of both qualitative and quantitative information about objectives, policies and processes for managing capital. These recommendations are effective beginning January 1, 2008.
New Canadian accounting recommendations for additional disclosures about financial instruments have been issued which will require disclosure and presentation of financial instruments about the nature and extent of risks arising from financial instruments to which Pengrowth is exposed. These recommendations are effective beginning January 1, 2008.
Disclosure Controls and Procedures
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (SOX) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) must assess and certify as to the effectiveness of the disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

PENGROWTH ENERGY TRUST - 26 -
The CEO, James S. Kinnear, and the CFO, Christopher Webster, evaluated the effectiveness of Pengrowth’s disclosure controls and procedures for the period ending September 30, 2007. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to provide reasonable assurance that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.
Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level as at September 30, 2007 to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Corporation, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.
During the period ended September 30, 2007, no change occurred to Pengrowth’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect, Pengrowth’s internal control over financial reporting.

PENGROWTH ENERGY TRUST - 27 -
Operations Review
REVIEW OF DEVELOPMENT ACTIVITIES
(All volumes stated below are net to Pengrowth unless otherwise stated)
In the third quarter of 2007, Pengrowth’s daily production averaged 85,654 barrels of oil equivalent (boe) per day and development capital totaled $53 million with approximately 74 percent spent on drilling and completions. Pengrowth participated in drilling 105 gross wells (46.2 net wells) with a success rate of 97 percent.
During the quarter, Pengrowth added to its undeveloped land position through the acquisition of 8,400 acres (6,280 net acres) at Crown land sales in Alberta and British Columbia. Pengrowth’s undeveloped land base now totals approximately 892,000 net acres providing the trust with a large drilling inventory for future development and the creation of farm out opportunities.
Northern:
Production from Pengrowth’s Northern business unit averaged 11,890 boe per day during the third quarter of 2007 with 51 percent of production comprised of natural gas and 49 percent of crude oil and natural gas liquids (NGLs).
Third quarter production represented a six percent decrease when compared to second quarter production of 12,699 boe per day. This decrease was a result of normal decline trends combined with an unplanned production outage at Karr (due to third party plant issues) and a longer than anticipated turnaround at Beatton.
Capital development spending during the quarter totaled approximately $5.1 million with approximately 67 percent spent on drilling related activities and the remainder on maintenance. After a relatively quiet second quarter, Pengrowth drilled five wells (1.7 net) during the third quarter with an 80 percent success rate.
At Rigel, three oil wells were drilled. Two of these wells will be completed in early fourth quarter with initial production commencing shortly thereafter. The third well was abandoned. Two successful partner-operated wells were drilled at Dunvegan (6.5 percent working interest) and at North Boundary Lake (6.3 percent working interest).
Central:
The Central business unit’s production averaged approximately 24,742 boe per day in the third quarter of 2007 with 68 percent of production comprised of crude oil and NGLs and 32 percent comprised of natural gas. Production volumes decreased approximately seven percent compared to the second quarter this year. This reduction was mainly due to power interruptions at Judy Creek, Carson Creek, Goose River and Deer Mountain during the summer months of July and August.
During the quarter, approximately $17.1 million was spent on capital development activities with $7.6 million spent on drilling related activities. The remainder was spent on maintenance, seismic, recompletions, workovers and land purchases. Drilling activities in the quarter included an operated well at Carson Creek North (87.5 percent working interest) which resulted in encouraging initial oil rates of approximately 90 boe per day (gross). Further production is required to determine final stabilized rates.
Pengrowth also participated in four partner-operated wells in the Swan Hills area (22.3 percent working interest). These wells have all been cased as oil wells in the primary target. Estimated production rates are 380 boe per day (82 boe per day net) combined and are currently waiting to be tied in. All wells are expected to be completed and tied in during the fourth quarter.
The CO2 pilot project at Judy Creek began showing muted response during the third quarter and results have thus far been encouraging. Current plans are to continue with the alternating injection of CO2 for one month followed by water injection the next month. Results for the Judy Creek pilot are expected within 12 to 18 months.

PENGROWTH ENERGY TRUST - 28 -
Southern:
Production in this business unit during the quarter averaged 24,964 boe per day and was down ten percent when compared with the previous quarter due mainly to planned dispositions, which were partially offset by the tie-in of new wells. Production is comprised of 39 percent crude oil and NGLs and 59 percent natural gas.
Development capital spending for the third quarter totaled approximately $20.3 million with approximately 64 percent spent on drilling related activities and the balance on facilities, workovers and maintenance. A total of 86 wells (36 net) were drilled in the Southern area in the third quarter. All but one partner-operated well was successful, resulting in a 99 percent success rate.
Pengrowth’s operated drilling program yielded two gas wells (1.6 net). Coalbed methane drilling continued with one well drilled at Wimborne during the third quarter. In addition, at Twining, two oil wells were cased, completed and tested at rates over 190 boe per day. Tie-in operations are currently underway with production expected during the fourth quarter. A successful 71 well (32.78 net) natural gas drilling program at Monogram was completed and an additional 14 oil wells (1.4 net) were drilled at Weyburn.
Other key activities included tie-ins of 12 wells, which resulted in an additional 940 boe per day (789 boe per day net) of initial production being brought on stream. An additional eight wells are in the process of being tied-in and should be on stream in early fourth quarter.
Olds:
Production in the Olds business unit averaged 10,683 boe per day during the third quarter and was comprised of 96 percent natural gas and associated NGLs and four percent crude oil. Production volumes increased by approximately one percent when compared to the previous quarter. The increase in production was due to not having scheduled plant maintenance shutdowns at processing facilities in both Quirk Creek and High River that were completed during the second quarter.
Capital development totaled approximately $2.8 million during the third quarter with 46 percent spent on drilling related activities and the remainder spent on abandonment costs, maintenance, workovers and recompletions.
During the quarter, drilling began on one operated gas well in the Harmattan area and two wells were drilled and cased by industry partners. Pengrowth retains a working interest in one of these wells (0.27 net) and a royalty interest in the other. These wells are expected to be on production in the fourth quarter this year.
Heavy:
In the third quarter of 2007, production in the Heavy Oil business unit averaged approximately 5,508 boe per day. This represents an increase of 6 percent when compared to the second quarter of this year mainly due to additional sales volumes associated with gas well tie-ins that occurred in late second quarter and early third quarter and the resumption of production that had been down previously as a result of the extended spring break-up. These factors were partially offset by the planned disposition program.
Capital development in the quarter totaled approximately $6.3 million with 71 percent spent on our drilling program with a 100 percent success rate. The remainder was spent on maintenance, seismic, workovers and recompletions. During the quarter, two wells were drilled and cased in the Tramping Lake area. We have continued technical work and analysis on the potential for a Steam Assisted Gravity Drainage (SAGD) pilot at Lindbergh. Three core hole wells were drilled, cored and logged to advance our understanding of reservoir and assessment of the results is ongoing. To date, the results from the evaluation have been as expected or slightly better than expected.
Other key activities during the quarter included the completion and tie-in of six Primate shallow gas wells and one shallow gas well in Cosine, as well as additional compression for these wells. This project, when combined with the previous tie-in of the 11 Cosine shallow gas wells in the second quarter, has resulted in an increase to net gas sales of 1,250 mcf per day during the quarter.
SOEP:
The Sable Offshore Energy Project (SOEP) produced an average 472 mmcfe (net) per day of natural gas and NGLs in the third quarter of 2007. Production increased approximately nine percent when compared to second quarter 2007 and is comprised of approximately 87 percent natural gas and 17 percent NGLs. Pengrowth’s working interest is 8.4 percent in this ExxonMobil Canada operated property. Production in the third quarter of 2007 benefited from slightly higher natural gas production and one additional condensate lift at SOEP. Capital development was less than $1 million (net) during the quarter and was targeted towards maintenance.

PENGROWTH ENERGY TRUST - 29 -
Consolidated Balance Sheets
(Stated in thousands of dollars)
(unaudited)

	As at	As at
	September 30	December 31
	2007	2006

ASSETS
CURRENT ASSETS
Accounts receivable	$156,843	$151,719
Fair value of risk management contracts (Note 13)	47,670	37,972

	204,513	189,691

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 13)	7,629	495

DEPOSIT ON ACQUISITION	—	103,750

OTHER ASSETS (Note 3)	23,016	36,132

PROPERTY, PLANT AND EQUIPMENT	4,356,029	3,741,602

GOODWILL (Note 2)	660,809	598,302

	$5,251,996	$4,669,972

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$1,255	$9,374
Accounts payable and accrued liabilities	169,367	201,056
Distributions payable to unitholders	110,874	122,080
Due to Pengrowth Management Limited	3,644	2,101
Fair value of risk management contracts (Note 13)	162	—
Future income taxes (Note 5)	13,662	—
Contract liabilities	4,840	5,017

	303,804	339,628

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 13)	—	1,367

CONTRACT LIABILITIES	13,239	16,825

CONVERTIBLE DEBENTURES	75,055	75,127

LONG TERM DEBT (Note 4)	1,177,816	604,200

ASSET RETIREMENT OBLIGATIONS (Note 6)	320,267	255,331

FUTURE INCOME TAXES (Note 5)	448,499	327,817

TRUST UNITHOLDERS’ EQUITY (Note 7)
Trust Unitholders’ capital	4,421,209	4,383,993
Equity portion of convertible debentures	160	160
Contributed surplus	8,007	4,931
Deficit (Note 9)	(1,516,060)	(1,339,407)

	2,913,316	3,049,677

CONTINGENCIES (Note 15)
SUBSEQUENT EVENTS (Note 16)
	$5,251,996	$4,669,972

See accompanying notes to the consolidated financial statements.

- 30 - PENGROWTH ENERGY TRUST
Consolidated Statements of Income and Deficit
(Stated in thousands of dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006

REVENUES
Oil and gas sales	$420,704	$287,757	$1,296,789	$863,185
Unrealized gain on commodity risk management (Note 13)	18,571	20,026	14,299	16,637
Processing and other income	6,728	4,708	16,478	12,609
Royalties, net of incentives	(68,324)	(57,810)	(233,886)	(168,435)

NET REVENUE	377,679	254,681	1,093,680	723,996

EXPENSES
Operating	89,640	58,748	302,732	170,768
Transportation	3,621	1,760	9,376	5,299
Amortization of injectants for miscible floods	8,447	8,756	26,573	25,263
Interest on bank indebtedness	1,454	—	13,876	—
Interest on long term debt	18,115	7,051	50,706	19,340
General and administrative	8,701	7,729	41,748	25,246
Management fee	2,812	2,999	9,001	10,557
Foreign exchange (gain) loss (Note 10)	(40,358)	123	(64,827)	(8,997)
Unrealized (gain) loss on foreign exchange risk management (Note 13)	(3,556)	—	10,135	—
Depletion, depreciation and amortization	157,495	83,513	483,105	222,396
Accretion (Note 6)	6,236	4,490	19,226	11,721
Other expenses	1,079	1,365	4,153	6,153

	253,686	176,534	905,804	487,746

INCOME BEFORE TAXES	123,993	78,147	187,876	236,250

Future income tax reduction (Note 5)	(37,499)	(4,395)	(175,441)	(22,743)

NET INCOME	$161,492	$82,542	$363,317	$258,993

Deficit, beginning of period	(1,505,443)	(1,107,095)	(1,339,407)	(1,042,647)

Distributions declared	(172,109)	(132,513)	(539,970)	(373,412)

DEFICIT, END OF PERIOD	$(1,516,060)	$(1,157,066)	$(1,516,060)	$(1,157,066)

NET INCOME PER TRUST UNIT (Note 12) Basic	$0.66	$0.51	$1.48	$1.61

Diluted	$0.66	$0.51	$1.47	$1.60

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST - 31 -
Consolidated Statements of Cash Flow
(Stated in thousands of dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
		(Restated note 1)		(Restated note 1)

CASH PROVIDED BY (USED FOR):

OPERATING
Net income	$161,492	$82,542	$363,317	$258,993
Depletion, depreciation and accretion	163,731	88,003	502,331	234,117
Future income tax reduction	(37,499)	(4,395)	(175,441)	(22,743)
Contract liability amortization	(1,255)	(1,320)	(3,763)	(3,960)
Amortization of injectants	8,447	8,756	26,573	25,263
Purchase of injectants	(7,383)	(7,886)	(18,005)	(25,183)
Expenditures on remediation	(2,370)	(1,970)	(6,912)	(5,820)
Unrealized foreign exchange (gain) loss (Note 10)	(40,820)	300	(68,275)	(9,060)
Unrealized gain on risk management contracts (Note 13)	(22,127)	(20,026)	(4,164)	(16,637)
Trust unit based compensation (Note 8)	405	936	3,646	2,847
Deferred charges and other items	224	(1,997)	2,829	(1,069)
Changes in non-cash operating working capital (Note 11)	(5,215)	37,028	(18,117)	26,383

	217,630	179,971	604,019	463,131

FINANCING
Distributions paid (Note 9)	(184,243)	(120,698)	(551,176)	(361,143)
Bank indebtedness	(325,938)	—	(8,119)	—
Change in long term debt, net	180,168	(30,000)	643,168	97,000
Proceeds from issue of trust units	10,376	506,550	36,646	523,941

	(319,637)	355,852	120,519	259,798

INVESTING
Business acquisition (Note 2)	(479)	(475,617)	(923,730)	(475,617)
Expenditures on property, plant and equipment	(65,713)	(56,774)	(213,965)	(179,028)
Other property acquisitions	—	1,734	—	(52,428)
Proceeds on property dispositions	163,114	(1,998)	435,148	15,755
Change in remediation trust funds	(1,874)	(599)	(4,837)	(1,269)
Purchase of marketable securities	—	—	—	(19,990)
Change in non-cash investing working capital (Note 11)	6,959	(2,838)	(17,154)	5,143

	102,007	(536,092)	(724,538)	(707,434)

CHANGE IN CASH (BANK INDEBTEDNESS)	—	(269)	—	15,495

CASH (BANK INDEBTEDNESS) AT BEGINNING OF PERIOD	—	1,197	—	(14,567)

CASH AND TERM DEPOSITS AT END OF PERIOD	$—	$928	$—	$928

See accompanying notes to the consolidated financial statements.

- 32 - PENGROWTH ENERGY TRUST
Notes To Consolidated Financial Statements
(Unaudited)
September 30, 2007
(Tabular dollar amounts are stated in thousands of dollars except per trust unit amounts)
1.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Pengrowth Energy Trust include the accounts of Pengrowth Energy Trust (the “Trust”) and all of its subsidiaries (collectively referred to as “Pengrowth”), including Pengrowth Corporation (the “Corporation”). The financial statements do not contain the accounts of Pengrowth Management Limited (the “Manager”). As of September 30, 2007, the Trust owned 100 percent of the royalty units and 91 percent of the common shares of Corporation.

The financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2006, except as discussed below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2006.

Certain comparative figures have been reclassified to conform to the presentation adopted in current period. For the nine months ended September 30, 2006, the change in non-cash operating working capital was decreased by $21.1 million to a source of cash of $26.4 million with a corresponding increase to the change in non-cash investing working capital. For the three months ended September 30, 2006, the change in non-cash operating working capital was increased by $5.7 million to a source of cash of $37.0 million with a corresponding decrease to the change in non-cash investing working capital. There was no impact to the reported total change in non-cash working capital.

Change in Accounting Policies

Effective January 1, 2007, Pengrowth adopted several new and revised Canadian accounting standards related to financial instruments. The new handbook sections provide standards for the recognition and measurement of financial instruments and the use of hedge accounting. A statement of comprehensive income is required pursuant to the new standards. Certain gains and losses and other amounts arising from changes in fair value are temporarily recorded outside the income statement in other comprehensive income. The new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

The new standards for financial instruments require all financial instruments to be classified into one of five categories: held for trading, held to maturity investments, loans and receivables, available for sale financial assets or other liabilities. Pengrowth has designated cash and cash equivalents as held for trading which are measured at fair value. Accounts receivable are classified as loans and receivables which are measured at amortized cost. Investments held in the remediation trust funds have been designated as held to maturity and held for trading based on the type of investments in the fund. Held to maturity investments are measured at amortized cost and held for trading investments are measured at fair value. Bank indebtedness, accounts payable and accrued liabilities, distributions payable, due to the Manager and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method. The convertible debentures are accounted in accordance with the accounting policy disclosed in the notes to the 2006 consolidated financial statements. The debt portion of the convertible debentures has been measured at amortized cost which approximated its carrying value on the date of adoption.

All derivatives are classified as held for trading which are measured at fair value with changes in fair value over a reporting period recognized in net income. Changes in the fair value of derivatives used in certain hedging transactions for which hedge accounting is permitted are recorded in other comprehensive income. Presently, Pengrowth does not have any risk management contracts outstanding for which hedge accounting is being applied.

Transaction costs incurred in connection with the issuance of term debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income using

PENGROWTH ENERGY TRUST - 33 -
the effective interest rate method over the expected life of the debt. Transaction costs incurred in connection with the issuance of other debt instruments are expensed as incurred. Pengrowth had deferred $2.8 million of debt issue costs related to prior issuances of private placement debt. The deferred issue costs were being amortized on a straight-line basis over the term of the debt. On January 1, 2007, an adjustment of $1.6 million was made to reduce the carrying amount of the related debt and other assets. No adjustment was made to opening retained earnings for the cumulative effect of the change in accounting policy as the amount was not significant.
Effective January 1, 2007, Pengrowth ceased to designate an existing foreign exchange swap as a cash flow hedge of the U.K. term debt. As the hedging relationship qualified for hedge accounting under the revised hedging standards, $13.6 million of deferred foreign exchange loss related to the debt was reclassified to accumulated other comprehensive income. An asset related to the fair value of the foreign exchange swap of $13.9 million was recognized on the balance sheet on January 1, 2007 with a corresponding adjustment to reduce accumulated other comprehensive income. The remaining balance in accumulated other comprehensive income of $0.3 million was reclassified to net income in the period as the amount was not significant.
Accounting Changes
New Canadian accounting recommendations for capital disclosures have been issued which will require additional disclosure of both qualitative and quantitative information about objectives, policies and processes for managing capital. These recommendations are effective beginning January 1, 2008.
New Canadian accounting recommendations for additional disclosures about financial instruments have been issued which will require disclosure and presentation of financial instruments about the nature and extent of risks arising from financial instruments to which Pengrowth is exposed. These recommendations are effective beginning January 1, 2008.
2. ACQUISITION
On January 22, 2007 Pengrowth acquired four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips (the “CP properties”), which hold Canadian oil and natural gas properties and undeveloped land. The transaction was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of purchase price:
Property, plant and equipment	$1,359,621
Goodwill	62,507
Asset retirement obligations	(84,766)
Future income taxes	(309,785)

$1,027,577

Consideration:
Cash	$1,025,592
Acquisition costs	1,985

$1,027,577

Property, plant and equipment represents the fair value of the assets acquired determined in part by an independent reserve evaluation. Goodwill, which is not deductible for tax purposes, was determined based on the excess of the total consideration paid less the value assigned to the identifiable assets and liabilities including the future tax liability.
The future income tax liability was determined based on the enacted income tax rate at the date of acquisition of approximately 29 percent. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of two percent and a discount rate of eight percent.

- 34 - PENGROWTH ENERGY TRUST
Results of operations from the CP properties subsequent to the acquisition date are included in the consolidated financial statements. Final determination of the cost of the acquisition and the allocation thereof to the fair values of the CP properties is still pending.
3. OTHER ASSETS

	As at	As at
	September 30, 2007	December 31, 2006

Deferred compensation expense (net of accumulated amortization of $5,077, 2006 – $2,381)	$—	$2,696
Debt issue costs (net of accumulated amortization of, 2006 – $1,192)	—	1,626

	—	4,322

Deferred foreign exchange loss on translation of U.K. debt	—	13,631
Remediation trust funds	15,981	11,144
Equity investment	7,035	7,035

	$23,016	$36,132

4. LONG TERM DEBT

	As at	As at
	September 30, 2007	December 31, 2006

U.S. dollar denominated debt:
U.S. dollar 150 million senior unsecured notes at 4.93 percent due April 2010	$148,547	$174,810
U.S. dollar 50 million senior unsecured notes at 5.47 percent due April 2013	49,516	58,270
U.S. dollar 400 million senior unsecured notes at 6.35 percent due July 2017	395,761	—

	593,824	233,080

Pound sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	100,992	114,120
Canadian dollar revolving credit borrowings	483,000	257,000

	$1,177,816	$604,200

Pengrowth has a $1.2 billion syndicated extendible revolving term credit. The facility is unsecured, covenant based and has a three year term maturing June 16, 2010. Pengrowth has the option to extend the facility each year, subject to the approval of the lenders, or repay the entire balance at the end of the three year term. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. This facility carries floating interest rates that are expected to range between 0.60 percent and 1.15 percent over bankers’ acceptance rates depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. In addition, Pengrowth has a $35 million operating line of credit. The facilities were reduced by drawings of $483 million and outstanding letters of credit of approximately $16.1 million at September 30, 2007.
On July 26, 2007, Pengrowth closed a U.S. $400 million private placement of senior unsecured notes. The notes bear interest at 6.35 percent and are due July 2017. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $2.3 million are being amortized over the term of the notes using the effective interest method.
As of September 30, 2007, an unrealized cumulative foreign exchange gain of $112.9 million (December 31, 2006 — $57.2 million) has been recognized on the U.S. dollar term notes since the date of issuance. As of September 30, 2007, an unrealized cumulative foreign exchange gain of $12.6 million has been recognized on the U.K. pound sterling denominated term notes since Pengrowth ceased to designate the existing foreign exchange swap as a hedge on January 1, 2007 (Note 1).

PENGROWTH ENERGY TRUST - 35 -
5. INCOME TAXES
Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the third quarter of 2007, Pengrowth recorded a future tax reduction of $37.5 million. Since the October 31 Proposals have received Royal Assent, the tax legislation is considered “substantively enacted” under Canadian accounting guidelines. As a result, we have recorded a future income tax reduction of approximately $52.2 million for the nine months ending September 30, 2007, resulting from the tax basis of the assets in the Trust exceeding their book basis.
Other non-recurring items contributing to the consolidated reduction include the effect of the asset disposition program of $80.6 million and a tax rate reduction of $10.0 million.
6. ASSET RETIREMENT OBLIGATIONS
The following reconciles Pengrowth’s ARO:

	Nine months ended	Year ended
	September 30, 2007	December 31, 2006

Asset retirement obligations, beginning of period	$255,331	$184,699
Increase (decrease) in liabilities during the period related to:
Acquisitions	84,766	72,680
Disposals	(34,656)	(1,500)
Additions	2,512	1,649
Revisions	—	(9,695)
Accretion expense	19,226	16,591
Liabilities settled during the period	(6,912)	(9,093)

Asset retirement obligations, end of period	$320,267	$255,331

7. TRUST UNITS
The total authorized capital of Pengrowth is 500,000,000 trust units.

	Nine months ended		Year ended
	September 30, 2007		December 31, 2006

	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance, beginning of period	244,016,623	$4,383,993	159,864,083	$2,514,997
Issued for the Esprit Trust business combination (non-cash)	—	—	34,725,157	895,944
Issued for cash	—	—	47,575,000	987,841
Issue costs	—	(745)	—	(51,575)
Issued on redemption of Deferred Entitlement Trust Units (DEUs)	2,931	55	14,523	233
Issued for cash on exercise of trust unit options and rights	271,738	3,415	607,766	9,476
Issued for cash under Distribution Reinvestment Plan (DRIP)	1,821,856	33,976	1,226,806	26,049
Issued on redemption of Royalty Units (non-cash)	14,952	—	3,288	—
Trust unit rights incentive plan (non-cash exercised)	—	515	—	1,028

Balance, end of period	246,128,100	$4,421,209	244,016,623	$4,383,993

- 36 - PENGROWTH ENERGY TRUST
During the nine month period ended September 30, 2007, 9,630 Class A trust units were converted to “consolidated” trust units. At September 30, 2007, 1,888 Class A trust units remain outstanding. All other trust units outstanding are “consolidated” trust units.
During the nine month period ended September 30, 2007, the remaining 14,952 royalty units not held by the Trust were converted to “consolidated” trust units.
Contributed Surplus

	Nine months ended	Year ended
	September 30, 2007	December 31, 2006

Balance, beginning of period	$4,931	$3,646
Trust unit rights incentive plan (non-cash expensed)	1,541	1,298
Deferred entitlement trust units (non-cash expensed)	2,105	1,248
Trust unit rights incentive plan (non-cash exercised)	(515)	(1,028)
Deferred entitlement trust units (non-cash exercised)	(55)	(233)

Balance, end of period	$8,007	$4,931

8. TRUST UNIT BASED COMPENSATION PLANS
Up to ten percent of the issued and outstanding trust units, to a maximum of 13.8 million trust units, may be reserved for DEUs, rights and option grants, in aggregate.
Long Term Incentive Program
Pengrowth recorded compensation expense of $2.1 million in the nine months ended September 30, 2007 (September 30, 2006 — $1.8 million) related to DEUs with a weighted average grant date fair value of $20.29 per DEU (September 30, 2006 — $20.74 per DEU). For the nine months ended September 30, 2007, 2,931 trust units were issued on redemption of DEUs by retiring employees. The performance multiplier used to calculate the DEU expense was 100 percent at September 30, 2007 (December 31, 2006 – 125 percent) based on Pengrowth’s total return compared to its peer group.

	Nine months ended	Year ended
Number of DEUs	September 30, 2007	December 31, 2006

Outstanding, beginning of period	399,568	185,591
Granted	393,787	222,088
Forfeited	(78,552)	(33,981)
Exercised	(2,931)	(14,207)
Deemed DRIP	80,727	40,077

Outstanding, end of period	792,599	399,568

Trust Unit Rights Incentive Plan
As at September 30, 2007, rights to purchase 2,239,493 trust units were outstanding (December 31, 2006 — 1,534,241) that expire at various dates to May 7, 2012.

	Nine months ended		Year Ended
	September 30, 2007		December 31, 2006

		Weighted		Weighted
	Number	average	Number	average
	of rights	exercise price	of rights	exercise price

Outstanding at beginning of period	1,534,241	$16.06	1,441,737	$14.85
Granted (1)	1,122,408	$19.96	617,409	$22.39
Exercised	(265,048)	$12.49	(452,468)	$14.75
Forfeited	(152,108)	$19.22	(72,437)	$17.47

Outstanding at period-end	2,239,493	$17.26	1,534,241	$16.06

Exercisable at period-end	1,311,785	$15.93	969,402	$14.22

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.
Compensation expense associated with the trust unit rights granted during 2007 was based on the estimated fair value of $2.06 per trust unit right (September 30, 2006 – $1.87). The fair value of trust unit rights granted in 2007 was estimated using a binomial lattice option pricing model with the following assumptions: risk-free rate of four percent, volatility of 23 percent, expected distribution yield of 14 percent and reductions in the exercise price over the life of the trust unit rights. The binomial lattice model calculated a value of ten

PENGROWTH ENERGY TRUST - 37 -
percent of the exercise price for the trust unit rights granted in 2007. The estimated cost is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers and ten percent for employees. Compensation expense is recorded as these obligations vest. Compensation expense related to the trust unit rights for the nine months ended September 30, 2007 was $1.5 million (September 30, 2006 – $1.1 million).

Trust Unit Option Plan

During the nine months ended September 30, 2007, 6,690 trust unit options were exercised at a weighted average exercise price of $15.25 and 6,240 trust units options were forfeited at a weighted average exercise price of $17.70. As at September 30, 2007, options to purchase 85,689 trust units were outstanding with a weighted average exercise price of $16.07.

9.	DEFICIT

	As at	As at
	September 30, 2007	December 31, 2006

Accumulated earnings	$1,679,003	$1,315,686
Accumulated distributions declared	(3,195,063)	(2,655,093)

	$(1,516,060)	$(1,339,407)

Pengrowth is obligated by virtue of its Royalty and Trust Indentures and Net Profits Interest agreement to distribute to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income as a result of non-cash expenses such as unrecognized losses on commodity contracts, depletion, depreciation, future income tax expense and accretion. These non-cash expenses result in a deficit being recorded despite Pengrowth distributing less than its cash flow from operations.

Distributions paid

Actual cash distributions paid for the nine months ended September 30, 2007 were $551.2 million (September 30, 2006 — $361.1 million). Distributions declared have been determined in accordance with the Trust Indenture. Distributions are declared payable in the following month after the distributions were earned. The amount of cash not distributed to unitholders is at the discretion of the Board of Directors.

10.	FOREIGN EXCHANGE GAIN (LOSS)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Unrealized foreign exchange gain (loss) on translation of foreign currency denominated debt	$40,820	$(300)	$68,275	$9,060
Realized foreign exchange gain (loss)	(462)	177	(3,448)	(63)

	$40,358	$(123)	$64,827	$8,997

11.	OTHER CASH FLOW DISCLOSURES
Change in Non-Cash Operating Working Capital

  Cash provided by (used for):

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Accounts receivable	$12,251	$12,462	$(5,125)	$22,278
Accounts payable and accrued liabilities	(17,972)	23,572	(14,535)	7,964
Due to Pengrowth Management Limited	506	994	1,543	(3,859)

	$(5,215)	$37,028	$(18,117)	$26,383

- 38 - PENGROWTH ENERGY TRUST
Change in Non-Cash Investing Working Capital
  Cash provided by (used for):

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Accounts payable for capital accruals	$6,959	$(2,838)	$(17,154)	$5,143
Cash payments

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Interest	$7,646	$2,272	$50,927	$14,715
12.	AMOUNTS PER TRUST UNIT

The following reconciles the weighted average number of trust units used in the basic and diluted net income per unit calculations:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Weighted average number of trust units – basic	245,850,954	161,502,209	245,117,860	160,752,712
Dilutive effect of trust unit options, trust unit rights and DEUs	873,872	670,218	611,503	647,654

Weighted average number of trust units – diluted	246,724,826	162,172,427	245,729,363	161,400,366

For the three months ended September 30, 2007, 2,926,429 (three months ended September 30, 2006 – nil) trust units from trust unit options, rights and the convertible debentures were excluded from the diluted net income per unit calculation as their effect is anti-dilutive. For the nine months ended September 30, 2007, 3,963,193 (nine months ended September 30, 2006 – nil) trust units from trust unit options, rights and the convertible debentures were excluded from the diluted net income per unit calculation as their effect is anti-dilutive.

13.	FINANCIAL INSTRUMENTS

Risk Management

Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates.

As at September 30, 2007, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl per day)	point	per bbl in Cdn$

Financial:
Oct 1, 2007 – Dec 31, 2007	18,000	WTI (1)	$76.41
Jan 1, 2008 – Oct 31, 2008	1,000	WTI (1)	$74.25
Jan 1, 2008 – Dec 31, 2008	13,500	WTI (1)	$75.07
Jan 1, 2009 – Dec 31, 2009	2,000	WTI (1)	$74.27

PENGROWTH ENERGY TRUST - 39 -
Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu per day)	point	per mmbtu in Cdn$

Financial:
Oct 1, 2007 – Oct 31, 2007	5,000	Transco Z6 (1)	$11.62
Jan 1, 2008 – Dec 31, 2008	5,000	Transco Z6 (1)	$10.90
Oct 1, 2007 – Dec 31, 2007	12,500	TETCO M3 (1)	$9.03
Oct 1, 2007 – Dec 31, 2007	7,500	NYMEX(1)	$8.94
Jan 1, 2008 – Dec 31, 2008	12,500	NYMEX(1)	$8.22
Jan 1, 2009 – Dec 31, 2009	7,500	NYMEX(1)	$8.59
Oct 1, 2007 – Oct 31, 2007	9,478	AECO	$8.28
Oct 1, 2007 – Dec 31, 2007	49,761	AECO	$7.97
Oct 1, 2007 – Oct 31, 2007	4,739	AECO	$7.39-9.07 (2)
Nov 1, 2007 – Mar 31, 2008	2,370	AECO	$8.44
Jan 1, 2008 – Dec 31, 2008	61,609	AECO	$8.26
Jan 1, 2009 – Dec 31, 2009	9,478	AECO	$7.64
Oct 1, 2007 – Oct 31, 2007	5,000	Chicago MI (1)	$9.69
Oct 1, 2007 – Dec 31, 2007	13,000	Chicago MI (1)	$8.76
Jan 1, 2008 – Dec 31, 2008	15,000	Chicago MI (1)	$8.45
Jan 1, 2009 – Dec 31, 2009	7,500	Chicago MI (1)	$8.57

(1)	Associated Cdn$ / U.S. $ foreign exchange rate has been fixed.

(2)	Costless collars
The estimated fair value of the financial crude oil and natural gas contracts has been determined based on the estimated amounts Pengrowth would receive or pay to terminate the contracts. At September 30, 2007, the estimated amount Pengrowth would receive (pay) to terminate the financial crude oil and natural gas contracts would be ($8.5) million and $59.9 million, respectively.
Pengrowth entered into a foreign exchange swap in conjunction with issuing the U.K. pound sterling term notes (Note 4) which fixed the Canadian dollar to Pound Sterling exchange rate on the interest and principal payments related to the notes. The estimated fair value of the foreign exchange swap has been based on the amount Pengrowth would receive or pay to terminate the contract at period end.
The fair value of the commodity and foreign exchange risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis.
Balance Sheet as at September 30, 2007

		Foreign
		exchange
	Commodity risk	risk
	management	management
	contracts	contract	Total

Current portion of unrealized risk management assets	$47,670	$—	$47,670
Non-current portion of unrealized risk management assets	3,891	3,738	7,629
Current portion of unrealized risk management liabilities	(162)	—	(162)

Total unrealized risk management asset as of September 30, 2007	$51,399	$3,738	$55,137

The change in the fair value of the risk management contracts over the three months and nine months ended September 30, 2007 is recognized as an unrealized gain or loss on the consolidated statements of income. A summary of the gains (losses) on the fair value of the risk management contracts are provided below:

- 40 - PENGROWTH ENERGY TRUST
Three months ended September 30, 2007

		Foreign
		exchange
	Commodity risk	risk
	management	management
	contracts	contract	Total

Total unrealized risk management asset at September 30, 2007	$51,399	$3,738	$55,137
Less: Unrealized risk management asset at June 30, 2007	32,828	182	33,010

Unrealized gain on risk management for the three months ended September 30, 2007	$18,571	$3,556	$22,127

Nine months ended September 30, 2007

		Foreign
		exchange
	Commodity risk	risk
	management	management
	contracts	contract	Total

Total unrealized risk management asset at September 30, 2007	$51,399	$3,738	$55,137
Less: Unrealized risk management asset at January 1, 2007	37,100	13,873	50,973

Unrealized gain (loss) on risk management for the nine months ended September 30, 2007	$14,299	$(10,135)	$4,164

Natural Gas Fixed Price Sales Contract
Pengrowth assumed a natural gas fixed price physical sales contract in conjunction with an acquisition. The estimated fair value of the liability associated with this contract was recorded at the date of acquisition and is being reduced as the contract is settled. At September 30, 2007, the amount Pengrowth would pay to terminate the fixed price sales contract would be $9.8 million. Details of the physical fixed price sales contract are provided below:

	Volume	Price
Remaining Term	(mmbtu per day)	per mmbtu (1)

2007 to 2009
Oct 1, 2007 – Oct 31, 2007	3,886	$2.29 Cdn
Nov 1, 2007 – Oct 31, 2008	3,886	$2.34 Cdn
Nov 1, 2008 – Apr 30, 2009	3,886	$2.40 Cdn

(1)	Reference price based on AECO
Fair value of financial instruments
The carrying value of financial instruments, excluding risk management assets and liabilities and those items listed below, approximate their fair value due to their short maturity. Risk management contracts are recorded at fair value in the balance sheet. The remaining financial instruments are recorded in the balance sheet at historical cost. The estimated fair value of these financial instruments is as follows:

	As at September 30, 2007		As at December 31, 2006
	Fair value	Net book value	Fair value	Net book value

Remediation funds	$16,068	$15,981	$11,162	$11,144
U.S. dollar denominated debt	608,264	593,824	224,624	233,080
Pound sterling denominated debt	96,310	100,992	109,692	114,120
Convertible debentures	73,994	75,055	75,488	75,127

PENGROWTH ENERGY TRUST - 41 -
14.	OTHER COMPREHENSIVE INCOME

There are no items included in other comprehensive income during the three or nine months ended September 30, 2007 other than net income.
15.	CONTINGENCIES

Pengrowth is sometimes named as a defendant in litigation. The nature of these claims is usually related to settlement of normal operational issues and labour issues. The outcome of such claims against Pengrowth is not determinable at this time, however, their ultimate resolution is not expected to have a materially adverse effect on the Pengrowth as a whole.
16.	SUBSEQUENT EVENTS

Commodity risk management

Subsequent to September 30, 2007, Pengrowth has entered into a series of fixed price commodity sales contracts with third parties. The effect of these contracts is to fix the price received in 2008 for approximately 2,000 barrels per day of crude oil at an average price of $79.74 per barrel and to fix the price received in 2009 for approximately 2,000 barrels per day of crude oil at an average price of $75.95 per barrel and 14,600 mmbtu of natural gas at an average price of $7.80 per mmbtu.

Pengrowth had fixed the price and will recognize the mark-to-market gain (loss) on future production in future periods as follows:

Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu per day)	point	per mmbtu in Cdn$

Financial:
Jan 1, 2009 – Dec 31, 2009	7,100	AECO	$7.40
Jan 1, 2009 – Dec 31, 2009	2,500	NYMEX(1)	$8.20
Jan 1, 2009 – Dec 31, 2009	5,000	Chicago MI (1)	$8.16

(1)	Associated Cdn$ / U.S. $ foreign exchange rate has been fixed.
Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl per day)	point	per bbl in Cdn$

Financial:
Jan 1, 2008 – Dec 31, 2008	2,000	WTI (1)	$79.74
Jan 1, 2009 – Dec 31, 2009	2,000	WTI (1)	$75.95

(1)	Associated Cdn$ / U.S.$ foreign exchange rate has been fixed.
Royalty structure changes
Subsequent to quarter end, Alberta’s provincial government unveiled its plan on October 25, 2007 to update the province’s royalty structure. The government has indicated that all changes to the royalty structure are intended to take effect January 1, 2009. Currently, approximately 75 percent of Pengrowth’s production is derived from properties in Alberta and subject to royalties payable to the province. If the recommendations were implemented in their current form, it would negatively impact our cash flows from operating activities, operating netbacks and possibly reserve estimates as well as the viability of some operations and future investment opportunities. At this time, there is insufficient detail provided by the government, particularly how it affects enhanced oil recovery projects such as Judy Creek, for Pengrowth to fully assess the impact of the new royalty structure on the company.

- 42 - PENGROWTH ENERGY TRUST
Corporate Information
DIRECTORS OF PENGROWTH CORPORATION
Thomas A. Cumming
Business Consultant
Wayne K. Foo
President & CEO, Petro Andina
Resources Inc.
Kirby L. Hedrick
Business Consultant
James S. Kinnear; Chairman
President, Pengrowth Management Limited
Michael S. Parrett
Business Consultant
A. Terence Poole
Business Consultant
D. Michael G. Stewart
Principal, Ballinacurra Group
Stanley H. Wong
President, Carbine Resources Ltd.
John B. Zaozirny; Lead Director
Counsel, McCarthy Tetrault
Director Emeritus
Thomas S. Dobson
Francis G. Vetsch
President, Vetsch Resource
Management Ltd.
OFFICERS OF PENGROWTH
CORPORATION
James S. Kinnear
Chairman, President and Chief
Executive Officer
Christopher Webster
Chief Financial Officer
Gordon M. Anderson
Vice President
Doug C. Bowles
Vice President and Controller
James Causgrove
Vice President, Production and
Operations
Peter Cheung
Treasurer
William Christensen
Vice President, Strategic Planning
and Reservoir Exploitation
James M. Donihee
Vice President, Chief of Staff
Charles V. Selby
Vice President and Corporate
Secretary
Larry B. Strong
Vice President, Geosciences
TRUSTEE
Computershare Trust Company of
Canada
BANKERS
Bank Syndicate Agent: Royal Bank
of Canada
AUDITORS
KPMG LLP
ENGINEERING CONSULTANTS
GLJ Petroleum Consultants Ltd.

ABBREVIATIONS
bbl	barrel
bcf	billion cubic feet
boe*	barrels of oil equivalent
gj	gigajoule
mbbls	thousand barrels
mmbbls	million barrels
mboe*	thousand barrels of oil equivalent
mmboe*	million barrels of oil equivalent
mmbtu	million British thermal units
mcf	thousand cubic feet
mmcf	million cubic feet

*6 mcf of gas =1 barrel of oil equivalent
PENGROWTH AND A STRONG COMMUNITY
Pengrowth believes in enhancing the community where our employees live and work. Pengrowth and Pengrowth Management Limited support causes and institutions both financially and through volunteer efforts and are proud of these associations and partnerships with many community-building non-profit organizations.
Pengrowth has a substantial investment in our community though many of the costs are attributed to Pengrowth Management, Pengrowth Energy Trust unitholders benefit through the visibility associated with these vital partnerships.
STOCK EXCHANGE LISTINGS
The Toronto Stock Exchange:
Symbol: PGF.UN
The New York Stock Exchange:
Symbol: PGH
PENGROWTH ENERGY TRUST
Head Office
2100, 222 Third Avenue SW
Calgary, AB T2P 0B4 Canada
Telephone: (403) 233-0224
Toll-Free: (800) 223-4122
Facsimile: (403) 265-6251
Email: investorrelations@pengrowth.com
Website: www.pengrowth.com
Toronto Office
Scotia Plaza, 40 King Street West
Suite 3006 – Box 106
Toronto, Ontario M5H 3Y2 Canada
Telephone: (416) 362-1748
Toll-Free: (888) 744-1111
Facsimile: (416) 362-8191
Halifax Office
Purdy’s Tower 1 - Suite 1700
1959 Upper Water Street
Halifax, Nova Scotia B3J 2N2
Canada
Telephone: (902) 425-8778
Facsimile: (902) 425-7887
London Office
33 St. James Square
London, England SW1 Y4JS
Telephone: 011 (44) 207-661-9591
Facsimile: 011 (44) 207-661-9592
INVESTOR RELATIONS
For investor relations enquiries, please contact:
Investor Relations, Calgary
Telephone: (403) 233-0224
Toll-Free: (888) 744-1111
Facsimile: (403) 294-0051
Email: investorrelations@pengrowth